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82- SUBMISSIONS FACING SHEET

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bohler Uddeholm

*CURRENT ADDRESS

PROCESSED

APR 11 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4089 FISCAL YEAR 12-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/10/06



THE MANY FACES OF SUCCESS
BÖHLER UDDEHOLM
materializing visions

AR/S
12-31-05



The photos in this annual report present a small selection of our many BÖHLER-UDDEHOLM employees. Different people from different Group companies in different countries – each with their own culture – but all representative of the many men and women who work for BÖHLER-UDDEHOLM.

Their pictures are here for two reasons: on the one hand, their goals were not focused on the world of specialty steel at the start of their careers, but they did have a great deal of flexibility, mobility and courage. On the other hand, the international direction of BÖHLER-UDDEHOLM has shaped and influenced their professional lives. Today they all make an important contribution to the success of BÖHLER-UDDEHOLM in their various functions. Like Maria Irarragorri, who appears on the cover of this annual report.

Maria Irarragorri was born in Bilbao, Spain, and studied at the university of economics there. Her desire to learn about other countries and cultures led her to take a trainee job with a company in Santiago, Chile, after graduation. Her path then took her to Toronto, Canada, where she also worked for a property company. The address of her apartment in Toronto was the prophetic Steels Avenue East.

But she didn't link up professionally with steel at this time, she returned to Bilbao to join an international consulting firm. Several weeks later she received a call from Böhler-Uddeholm Iberica S.A., our subsidiary in Barcelona. Our colleagues were urgently looking for someone to support their marketing department. Maria Irarragorri collected all her courage, and again changed her apartment and job. But this time for longer – she has now been with our Group for ten years. During this time she worked in quality assurance, logistics and procurement, and in the last few years has been responsible for personnel and organizational development at Böhler-Uddeholm Iberica S.A.

Although their professional paths have been very different, the total of our employees is what makes BÖHLER-UDDEHOLM unique today. Success has many faces. And also many facets, as shown by photographer Claudio Alessandri. Each portrait has been artistically blended into a singular entity from a large number of individual pictures.

KEY FIGURES BÖHLER-UDDEHOLM GROUP

BÖHLER-UDDEHOLM ANNUAL REPORT 2005

		IFRS					
BÖHLER-UDDEHOLM GROUP		2005	2004	2003	2002	2001	2000
Net sales	m€	2,607.1	1,934.0	1,499.8	1,441.2	1,509.4	1,482.7
Earnings before interest, tax, depreciation and amortization (EBITDA)	m€	404.9	279.0	191.3	198.8	203.3	199.5
Earnings before interest and tax (EBIT)	m€	314.0	191.9	113.4	111.9	132.1	125.7
Earnings before tax (EBT)	m€	286.4	161.5	91.8	82.1	106.9	101.3
Net income	m€	208.1	110.1	57.5	51.8	71.2	70.0
Balance sheet total	m€	2,604.8	1,863.9	1,580.7	1,507.9	1,600.4	1,499.4
Shareholders' equity	m€	1,105.9	699.4	626.1	614.6	647.8	608.2
Capital expenditure	m€	160.8	79.1	98.1	95.1	139.0	97.9
Cash flow	m€	312.9	202.4	151.4	140.2	133.6	138.2
Order intake[1]	m€	2,136.4	1,665.5	1,066.8	924.6	1,008.6	1,079.0
Employees[2] as at 31 December		13,835	11,800	10,053	9,296	9,298	9,071
of which outside Austria		9,871	7,954	6,182	5,428	5,317	5,212
Return on sales (ROS)		11.0%	8.3%	6.1%	5.7%	7.1%	6.8%
Return on equity (ROE)		32.0%	24.6%	14.9%	13.1%	17.2%	17.6%
Return on capital employed (ROCE)		14.1%	10.2%	6.0%	6.3%	7.8%	8.2%
EBITDA margin		15.5%	14.4%	12.8%	13.8%	13.5%	13.5%
EBIT margin		12.0%	9.9%	7.6%	7.8%	8.8%	8.5%
Equity ratio		42.5%	37.5%	39.6%	40.8%	40.5%	40.6%
Gearing		42%	59%	60%	55%	56%	44%

1) at the production companies

2) without apprentices

STOCK MARKET INDICATORS

BÖHLER-UDDEHOLM ANNUAL REPORT 2005

STOCK MARKET INDICATORS		2005	2004	2003	2002	2001	2000
Highest price	€	142.99	92.98	53.93	53.20	49.87	49.00
Lowest price	€	89.84	54.69	43.70	42.52	34.13	33.57
Closing price (year-end)	€	142.90	92.98	53.54	44.13	44.98	34.50
Market capitalization (year-end)	m€	1,822.0	1,022.8	588.9	485.4	494.8	379.5
Earnings per share (basic)	€	17.4	10.3	5.3	4.7	6.3	6.1
PE ratio (year-end)		8.2	8.9	10.6	9.4	7.1	5.7
Dividend per share	€	7.5[3]	4.4	2.5	2.3	2.7	2.5
Dividend yield		5.3%	4.7%	4.7%	5.2%	6.0%	7.3%
Payout ratio		46.4%	41.8%	46.9%	47.8%	42.6%	41.0%
Number of shares issued	m	12.75[4]	11.00	11.00	11.00	11.00	11.00
Free float		79.1%	70.2%	69.8%	45.3%	48.5%	75.0%

3) subject to approval by AGM

4) capital increase in June 2005

KEY FIGURES >>

TABLE OF CONTENTS


BÖHLER UDDEHOLM
materializing visions

- Leading international specialty steel and materials company with a focus on four divisions: High Performance Metals, Welding Consumables, Precision Strip and Special Forgings.

- Production sites in Austria, Germany, Sweden, Brazil, Belgium, Turkey, USA and Mexico and heat treatment operations worldwide.

- Products and services sold in roughly 100 countries on all continents, wholly owned sales subsidiaries in nearly 50 markets.

- Worldwide market leader in tool steel (High Performance Metals Division), bimetallic strips, cutting and creasing rules, rule die steel (Precision Strip Division), and blades for gas and steam turbines (Special Forgings Division); worldwide number 2 in high-speed steel (High Performance Metals Division) and worldwide number 4 in welding materials (Welding Consumables Division).

- More than 100,000 customers throughout the world; key customers include the automotive and automotive supplier industries, tool and machine tool manufacturers, aircraft manufacturers, consumer goods and electronics industries, wood and saw industry, textile and paper industries, steel and apparatus construction, power generation, oilfield technology and plant construction.

- Primary sales markets: Europe, America and Asia. The Group is one of few European steel manufacturers with a presence in Asian markets, where it has been active for 60 years. The Group's largest single market is Germany followed by Brazil and the USA.

- The most important product is tool steel (High Performance Metals Division), which includes cold work steel, hot work steel and plastics moulding steel.

- The Group is a classic niche supplier: the worldwide use of tool steel equals roughly 0.1% of total annual steel demand of roughly one billion tonnes.

- Tool steel is not a mass product; important are quality features such as high wear and corrosion resistance, toughness, dimensional stability during heat treatment as well as excellent machinability and polishing qualities.

- The key business driver for tool steel is the introduction of new models (autos, electronic equipment, household appliances, etc.). These model changeovers require new moulds and tools which, in turn, are made of tool steel.

- The BÖHLER-UDDEHOLM share was first listed on the Vienna Stock Exchange on 10 April 1995 in the key ATX Prime segment.

- BÖHLER-UDDEHOLM AG has been a fully privatized company since November 2003. A capital increase in June 2005 increased free float to 79.05% of share capital; a 20.95% stake is held by a group of private Austrian financial investors (BU Industrieholding GmbH).

The BÖHLER-UDDEHOLM Group has followed a dedicated growth policy over the past three business years and intends to pursue this strategy in the near future. BÖHLER-UDDEHOLM strives to achieve profitable growth based on a healthy financial structure in order to continuously increase the value of the Company. This principle forms the basis for all strategic considerations and decisions that are central to the development and orientation of the Group.

Three years ago the management of BÖHLER-UDDEHOLM AG introduced a set of seven indicators, which are used internally to direct Group operations. These ratios also represent key financial data that are frequently used by international analysts and investors to judge the performance of publicly traded industrial companies. Included are the EBITDA margin, EBIT margin, equity ratio, dividend payout ratio, gearing (ratio of net debt to equity), net working capital (as a percent of sales) and return on capital employed after tax (ROCE).

Although BÖHLER-UDDEHOLM is subject to a significantly lower degree of cyclical fluctuation than the commercial steel industry because of its clear niche policy within the specialty steel branch, several of the indicators are defined as ranges in order to present a more realistic picture of economic influence during a cycle. The value at the upper end of the range should be reached in a top year, and results should not fall below the lower end of the range during a year in which the economy is unfavorable.

These targets are compared with actual results on a quarterly basis and also published regularly in the Group's capital markets presentations. It should be noted that some of these targets were raised during the reporting period as a result of the Company's performance. The following table shows the current targets or ranges in the left column, and the values achieved as of year-end 2005 in the right column.

These targets were also used as a basis to establish specific goals for the individual divisions and measure their contributions to Group results.

FINANCIAL TARGETS	Target/Range	2005
EBITDA margin	12–16%	15.5%
EBIT margin	8–12%	12.0%
Equity ratio	40%	42.5%
Dividend payout ratio	40–50%	46.4%[1]
Gearing excl. acquisitions	30–40%	42.0%
Gearing incl. acquisitions	≤ 100%	
Net working capital as a % of sales	38–42%	46.0%
ROCE after tax	9–11%	14.1%

1) subject to approval by the Annual General Meeting

1991
The Austrian Böhler Group and Swedish Uddeholm Group merge to form the BÖHLER-UDDEHOLM Group, creating the world's largest tool steel manufacturer with a dedicated sales network for specialty steel products. BÖHLER-UDDEHOLM AG, parent company of the Group, is founded in Austria on 10 May 1991. The beginnings of the production sites of Böhler and Uddeholm date back a number of centuries.

1992–1994
Following extensive reorganization, the Group completes a turnaround in 1994. Up to this point, BÖHLER-UDDEHOLM AG was a 100% subsidiary of Österreichische Industrieholding AG (ÖIAG, "Austrian State Holding Company") which, in turn, is owned by the Republic of Austria.

1995
April marks the date of the initial public offering for BÖHLER-UDDEHOLM AG on the Vienna Stock Exchange. ÖIAG reduces its holding to 72.7%, and 27.3% of share capital is sold to international and Austrian investors. From a business standpoint 1995 was one of the most successful years in the history of the Group, with significant growth in both sales and earnings. BÖHLER-UDDEHOLM also started a program for innovation throughout the Group.

1996
In a secondary public offering ÖIAG reduces its holding in BÖHLER-UDDEHOLM AG to a minority share of 25%, and free float rises to 75%. By this time, BÖHLER-UDDEHOLM has sold all non-core operations and now concentrates exclusively on four core businesses: High Performance Metals, Welding Consumables, Precision Strip and Special Forgings. The Welding Consumables Division is transferred to a joint venture with the Thyssen Krupp Group, in which BÖHLER-UDDEHOLM and its partner each own 50%.

1997–1999
After a consolidation phase, BÖHLER-UDDEHOLM begins to follow a growth strategy through directed acquisitions and investments. The Company acquires Martin Miller, an Austrian strip steel producer, and purchases the high-speed steel business of the US Allegheny Teledyne Group. Investments are also made in electro-slag re-melting plants in Austria and Sweden, and in a new plant in Kapfenberg for the production of powder metallurgy steels. This plant is the most advanced facility of its type in the world.

2000
Operations start at the new vacuum re-melting plant in Kapfenberg. Reorganization measures in the years before, steady cost reduction, and productivity increases combined with a successful growth strategy enable BÖHLER-UDDEHOLM to make optimal use of high demand for special steel worldwide and to record the highest sales and earnings since the founding of the Group.

2001
The global economy is placed under additional pressure by the terrorist attacks of 11 September in the USA and the subsequent war in Afghanistan. In spite of this, BÖHLER-UDDEHOLM is able to close the year with a new record in sales and earnings. The Group successively strengthens its activities to extend the value-added chain (machining, heat treatment, acquisition of local steel traders). A group of Austrian private investors acquires 25.1% of share capital and becomes the Company's largest shareholder.

2002
The global economy weakens significantly during the course of the year, triggering a decline in sales and earnings for the BÖHLER-UDDEHOLM Group. In spite of this development the Company continues to strengthen its sales network in Asia through the acquisition of stakes in local steel traders. In addition, a joint venture is founded with the Italian welding company Fileur S.A. and a 50% holding is acquired in the Danish spray forming specialist Dan Spray A/S. The Company concludes its stock buyback program for a stock option plan, which involves the purchase of 504,900 own shares or 4.6% of share capital.

2003
In spring, BÖHLER-UDDEHOLM AG acquires 50% of Böhler Thyssen Schweisstechnik GmbH from the ThyssenKrupp Group and now owns 100% of the welding company. This acquisition strengthens the Welding Consumables Division and improves turnover and profitability of the BÖHLER-UDDEHOLM Group. In November, ÖIAG sells its 25% stake in BÖHLER-UDDEHOLM AG through a secondary public offering over the stock exchange. The offering of 2,750,000 shares is oversubscribed nearly four times. On 25 November, BÖHLER-UDDEHOLM becomes a fully privatized company. In December, BÖHLER-UDDEHOLM signs an investment agreement for the acquisition of Villares Metals S.A.

2004
BÖHLER-UDDEHOLM records the best year since its founding, with sales and earnings reaching new highs. The Company is able to use the favorable economic development in nearly all core markets for further growth, and also profits from the acquisition of Villares Metals S.A. (Brazil) in March. This specialty steel producer is the market leader in tool steel, high-speed steel and valve steel in South America and substantially strengthens the High Performance Metals Division. The Group also continues to expand its sales organization and hardening capacity, above all in Asia and Eastern Europe. The BÖHLER-UDDEHOLM share hits a new all-time high at 92.98 €.

2005
BÖHLER-UDDEHOLM sets new records for sales, earnings and order intake. The acquisition of Edelstahlwerke Buderus AG (Germany) is concluded in late June, setting a key milestone for the growth course of the Group. At the end of October, the takeover of Avesta Welding AB (Sweden) is finalized. BÖHLER-UDDEHOLM also opens new sales offices in Russia, Poland, Romania and China during the course of the year. At the beginning of June, BÖHLER-UDDEHOLM completes a successful capital increase and sale of treasury stock. The transaction covers a total of 2,351,900 shares: 1,750,000 new shares from the capital increase, 451,900 shares of treasury stock and 150,000 shares as a greenshoe from the stake held by BU Industrieholding GmbH. This capital increase raises the free float of BÖHLER-UDDEHOLM AG to nearly 80%. The share hits a historic high of 142.99 €.

HEALTH COMES FROM WEALTH.
BÖHLER-UDDEHOLM regards profitability and financial stability as a sound basis for growth and business development, as well as a means of establishing long-term partnerships with our customers.

WE ARE THE LEADERS IN QUALITY.
BÖHLER-UDDEHOLM anticipates and identifies the needs of its customers and provides materials, products and services that demand consistent leadership in quality. This goal requires superior knowledge of processes, products and applications based on state-of-the-art technology. Quality leadership means continuous improvement across the entire value chain.

CUSTOMERS ARE AT THE CENTER OF OUR ATTENTION.
At BÖHLER-UDDEHOLM, our primary target is to help customers achieve maximum benefits by providing optimal solutions based on a long-term partnership. We can only achieve this goal by identifying customers' needs and providing solutions that improve their competitive position.

OUR BRANDS MAKE US STRONG.
BÖHLER-UDDEHOLM's success is based on strong brands. They are identifiers for our customers and our employees. This brand-orientation helps us meet the diverse needs of our customers in the best possible way.

WE TAKE ON RESPONSIBILITY.
BÖHLER-UDDEHOLM has a responsibility to its stakeholders (customers, employees, suppliers, shareholders, society) that is not limited to economic performance. We fully support the protection of the environment and strive to improve the social welfare of our employees.

OUR REPUTATION IS OUR COMMITMENT.
BÖHLER-UDDEHOLM's outstanding international reputation is based on the professionalism of its employees, products and services. We will not be satisfied until:

- All our customers worldwide receive optimal solutions for their problems.
- All our potential customers worldwide commit to placing their next order with us.
- All our employees are convinced they are living in the best of all possible worlds.
- All our investors are sure to receive the highest possible return on their investment.

NO FUTURE WITHOUT CHANGE.

BÖHLER-UDDEHOLM regards change as a positive challenge. Our behaviour and decisions are based on anticipating and evaluating future market demands, and on the inherent opportunities and risks of change.

WE DO WHAT WE SAY.

BÖHLER-UDDEHOLM's internal procedures are based on the following principles:

- We encourage open and controversial discussions on and between all levels of the organization.
- Once a decision is made, we expect everyone to share this target, no matter if it coincides with his or her personal opinion.
- We understand mistakes as an inherent element of progress. We therefore accept them as long as they are analyzed openly, and the same mistakes are not made twice.

WE ARE UNITED IN OUR DIVERSITY.

BÖHLER-UDDEHOLM is an international group. This requires mutual respect for the ethnic and social characteristics and attributes of our customers and employees.

OUR EMPLOYEES ARE THE KEY TO OUR SUCCESS.

BÖHLER-UDDEHOLM is a social organism.

- We regard our employees as our key asset.
- We encourage and promote their development.
- We respect the individuality of our employees.
- We are committed to treat them in a fair and honest way.
- Success can only be achieved by working together; our common targets define the extent of individual freedom.

BODIES OF THE COMPANY

HORST KÖNIGSLEHNER
MEMBER OF THE MANAGEMENT BOARD



> Born 1953 > Married, one child > Member of the Management Board since 1995 > Responsible for finance, accounting, controlling, treasury, IT and for the Precision Strip Division.

KNUT CONSEMÜLLER
MEMBER OF THE MANAGEMENT BOARD



> Born 1941 > Married, two children > Member of the Management Board since 1991 > Responsible for the Welding Consumables and Special Forgings Divisions, and for research and development.

CLAUS J. RAIDL
CHAIRMAN OF THE MANAGEMENT BOARD



> Born 1942 > Married, three children > Chairman of the Management Board since 1991 > Responsible for strategy, communications, human resources, legal and investments.

HEIMO STIX
MEMBER OF THE MANAGEMENT BOARD



> Born 1954 > Married, two children > Member of the Management Board since 2001 > Responsible for the High Performance Metals Division.

SUPERVISORY BOARD

Rudolf Streicher[1)][2)]
CHAIRMAN OF THE SUPERVISORY BOARD

Ernst Hable[1)][2)]
DEPUTY CHAIRMAN OF THE SUPERVISORY BOARD
MANAGING DIRECTOR OF
BU INDUSTRIEHOLDING GMBH

Peter Doralt
(until 30 June 2005)
PROFESSOR OF COMMERCIAL LAW
AT THE VIENNA UNIVERSITY OF ECONOMICS
AND BUSINESS ADMINISTRATION

Rudolf Fries
ATTORNEY-AT-LAW
ECKERT & FRIES RECHTSANWÄLTE GMBH

Lars G. Josefsson
CHAIRMAN OF THE MANAGEMENT BOARD
OF VATTENFALL AB

Wilhelm Rasinger[2)]
MANAGING DIRECTOR OF INTER-MANAGEMENT
UNTERNEHMENSBERATUNG GMBH

Walter Scherb
MANAGING DIRECTOR OF S. SPITZ KG

Siegfried Sellitsch
CHAIRMAN OF THE MANAGEMENT BOARD
OF WIENER STÄDTISCHE WECHSELSEITIGE
VERSICHERUNGSANSTALT VERMÖGENSVERWALTUNG

Johann Prettenhofer[2)]
CHAIRMAN OF THE EU WORKS COUNCIL
OF BÖHLER-UDDEHOLM AG
CHAIRMAN OF THE WORKS COUNCIL
OF BÖHLER EDELSTAHL GMBH

Gotthard Klaus
CHAIRMAN OF THE EMPLOYEES COUNCIL
OF BÖHLER-UDDEHOLM AG

Helmut Meinl[2)]
CHAIRMAN OF THE WORKS COUNCIL
OF BÖHLER-UDDEHOLM PRECISION STRIP
GMBH & CO KG

Peter Bacun
CHAIRMAN OF THE EMPLOYEES COUNCIL
OF BÖHLER EDELSTAHL GMBH

MANAGEMENT BOARD

Claus J. Raidl
CHAIRMAN OF THE MANAGEMENT BOARD

Knut Consemüller
MEMBER OF THE MANAGEMENT BOARD

Horst Königslehner
MEMBER OF THE MANAGEMENT BOARD

Heimo Stix
MEMBER OF THE MANAGEMENT BOARD

1) Member of the Executive Committee
2) Member of the Audit Committee

BÖHLER-UDDEHOLM GROUP

HIGH PERFORMANCE METALS	BÖHLER Edelstahl GmbH UDDEHOLM Tooling AB VILLARES Metals S.A. BUDERUS Edelstahl GmbH BÖHLER Bleche GmbH UDDEHOLM Machining AB BÖHLER-YBBSTAL Profil GmbH BÖHLER-UDDEHOLM Specialty Metals, Inc. ASSAB Pacific Pte. Ltd. BÖHLER-UDDEHOLM Deutschland GmbH BÖHLER-UDDEHOLM Italia SpA BÖHLER-UDDEHOLM North America BÖHLER-UDDEHOLM (UK) Ltd. BÖHLER-UDDEHOLM France S.A.S. BÖHLER-UDDEHOLM Iberica S.A. BÖHLER International GmbH ESCHMANNSTAHL GmbH & Co KG Further companies
WELDING CONSUMABLES	BÖHLER THYSSEN Schweisstechnik GmbH BÖHLER THYSSEN Schweisstechnik Deutschland GmbH BÖHLER Schweisstechnik Austria GmbH UTP Schweissmaterial GmbH FONTARGEN GmbH SOUDOKAY S.A. AVESTA Welding AB BÖHLER THYSSEN Welding Technology (Suzhou) Co. Ltd. Further companies
PRECISION STRIP	BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG BÖHLER-UDDEHOLM Precision Strip AB BUDERUS Edelstahl Band GmbH BÖHLER-UDDEHOLM Strip Steel LLC BÖHLER YBBSTALWERKE GmbH MARTIN MILLER GmbH
SPECIAL FORGINGS	BÖHLER Schmiedetechnik GmbH & Co KG BUDERUS Edelstahl Schmiedetechnik GmbH

BÖHLER-UDDEHOLM has now closed the third year of sales and earnings growth in succession, and this growth was particularly strong in 2005 – the reporting year was without doubt the best since the founding of the Company in 1991. On behalf of the entire Supervisory Board, I would like to thank the Management Board, employee representatives and all employees for their high motivation, which played a key role in the positive development of business this year.

Similar to 2003 and 2004, the 2005 Business Year was also shaped by major acquisitions. With the purchase of Edelstahlwerke Buderus AG in Germany during June 2005, we acquired a company that has significantly strengthened our Group in the High Performance Metals, Precision Strip and Special Forgings Divisions. This acquisition not only represents the largest in the history of the Company, but also an important strategic step in safeguarding our leading market positions in many product segments.

Another growth step followed in October 2005 with the takeover of Avesta Welding AB in Sweden. This transaction will provide direct support for the Welding Consumables Division, above all in the stainless welding segment. We also further expanded the BÖHLER-UDDEHOLM sales network by opening new branches in Russia, Romania, Poland and China.

In this connection I would also like to mention the capital increase in June 2005, which was essential for the financing of this growth policy. The transaction raised the free float of BÖHLER-UDDEHOLM AG to almost 80% – and sent a very positive signal to the capital market. The successful conclusion of the capital increase also underscored the excellent reputation enjoyed by BÖHLER-UDDEHOLM in the financial community and demonstrated that the step-by-step expansion of the Group is rewarded by investors. It should be noted that the Management Board of BÖHLER-UDDEHOLM AG will recommend that the Annual General Meeting on 16 May 2006 approve a dividend of 7.50 € per share, the highest dividend since the initial public offering.

The Supervisory Board held six meetings during the 2005 Business Year and performed those duties required by law and the Articles of Association. The basis for the activities of this body is formed by constructive teamwork, especially between the representatives of the shareholders and employees. The interaction between the Supervisory Board and the Management Board was extremely cooperative at all meetings and can be termed exemplary. In addition, the Supervisory Board and Management Board also held regular informal discussions to reinforce the exchange of ideas.

It should be noted that the meetings of the Supervisory Board provided sufficient opportunities to deal with the documents distributed prior to these discussions. Attendance at the Supervisory Board meetings was high; only Lars G. Josefsson was unable to attend more than half of the meetings during the reporting year. We regret the departure of Peter Doralt, who has announced his resignation from the Supervisory Board of BÖHLER-UDDEHOLM AG on 30 June 2005.

The Management Board provided the Supervisory Board with regular written and verbal reports as well as information on the development of business and performance of the Company and the Group. All major investment projects were discussed and analyzed in detail during the meetings of the Supervisory Board, including the new rolling mill at the Brazilian plant in Sumaré, the construction of a plant in China for the production of welding materials, the expansion of the sales network and increase in capacity for specialty steels. The Supervisory Board and Management Board also conducted extensive discussions on the future strategic development of the Group at these meetings, with special focus placed on the acquisitions of Edelstahlwerke Buderus AG and Avesta Welding AB.

In addition to the six meetings held by the Supervisory Board, one meeting of the Executive Committee, one meeting of the committee responsible for the capital increase and one meeting of the Audit Committee were held during the 2005 Business Year. The meeting of the Audit Committee on 16 March 2005 focused on the Annual Accounts and Consolidated Group Accounts for the 2004 Business Year, and was joined by the auditor. In addition, the Audit Committee dealt with the selection of a new auditor and the results of an internal audit.

The Annual Accounts and Directors' Report of BÖHLER-UDDEHOLM AG and the Consolidated Group Accounts and Directors' Report as at 31 December 2005 were prepared in accordance with International Financial Reporting Standards (IFRS). These documents were audited by BDO Auxilia Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, who were appointed auditors in accordance with § 270 of the Austrian Commercial Code.

This audit verified that the bookkeeping, Annual Accounts, and Consolidated Group Accounts meet legal requirements and the provisions of the Articles of Association. The results of the audit indicate no grounds for objection and the auditors have therefore awarded an unqualified opinion. The Directors' Report corresponds to the Annual Accounts and Consolidated Group Accounts.

The Audit Committee and the Supervisory Board have approved the 2005 Annual Accounts and declare their agreement with the Directors' Report. The 2005 Annual Accounts are therefore approved in keeping with § 125 of the Austrian Stock Corporation Act. The Audit Committee and the Supervisory Board have also approved the Consolidated Group Accounts and related Directors' Report.

The Supervisory Board has examined and approved the proposal for the allocation of profits. BÖHLER-UDDEHOLM AG concluded the 2005 Business Year with net income of 96,772,933.44 €. The inclusion of changes to reserves and profit carried forward from the prior year yield retained earnings totalling 95,876,907.77 €. A resolution will be placed at the Annual General Meeting on 16 May 2006, recommending the distribution of a dividend of 95,625,000.00 € (7.50 € per share) and carry forward of the remaining amount.

Rudolf Streicher
CHAIRMAN OF THE SUPERVISORY BOARD

30 June 2005 was a decisive day for the further development of the BÖHLER-UDDEHOLM Group – it marked the successful conclusion of the acquisition of Edelstahlwerke Buderus AG. With sales of 512.4 m€ and roughly 1,700 employees, this specialty steel company represents the largest takeover in the history of our Company. We evaluated this important step carefully, and I am convinced that this investment and its timing are an excellent match for BÖHLER-UDDEHOLM and our growth strategy.

We have known Edelstahlwerke Buderus AG in Wetzlar, Germany, for many years as a well managed company with a solid reputation in the specialty steel market. Its product lines also include items that BÖHLER-UDDEHOLM has previously purchased from third parties, like large blocks of plastics moulding steel and hot rolled strip steel. This takeover significantly expands the range of products offered by our Company and strengthens our positions in a number of key markets, such as Germany and France.

My colleagues on the Management Board and I provided the entire workforce and employee representatives of Edelstahlwerke Buderus AG with information on our Company and future plans at an early point in this process. The integration into the BÖHLER-UDDEHOLM Group was directed by an experienced team, and took place in a factual and constructive atmosphere. The most important steps in this process had already been concluded by the end of 2005.

The core of this integration process was the separation of Edelstahlwerke Buderus AG into three legally independent companies that ideally fit with three of our four divisions. Our past experience shows that smaller and more focused units are able to concentrate on their markets, customers and products better and in a more cost-effective manner. In addition, the Buderus Edelstahl companies also use our worldwide sales organisation and can now expand the international scope of their operations. The three new companies continue to use "Buderus Edelstahl" as part of their names, and all managing directors are long-term Group employees. This conveys stability to customers as well as the continuation of a recognized brand with a long-standing tradition and now a fresh spirit.

In addition to this transaction, our growth activities in 2005 also included the acquisition of Avesta Welding AB, the expansion of our sales network and the expansion of hardening activities. We also increased Group capital expenditure significantly by 103%. In 2007, we will conclude a strategic investment program that totals well over 100 m€. Of course, further smaller acquisitions are possible and we are monitoring the market very carefully. All these efforts are directed to realizing an average increase of between 5% and 8% in sales each year, even though organic growth in our business averages less than 2% per year. Above all, we are working to achieve sustainable and profitable growth and direct all our efforts toward meeting this goal.

Claus J. Raidl
CHAIRMAN AND CHIEF EXECUTIVE

> Actually wants to become a druggist > However, the only training position is at Böhler > Learns to become a tool engineer > Blisters on her hands instead of perfume and lipstick > Asserts herself among the men and becomes their boss > Today a supervisor in the mechanical workshop > Iron files instead of nail files.





MARGARETA GRANDL, 40 YEARS OLD, Böhler Edelstahl GmbH, Kapfenberg. www.bohler-uddeholm.com

SALES BY REGION


23% AMERICAS
12% ASIA
4% REST OF EUROPE
2% AUSTRALIA
1% AFRICA
58% EU

The global economy weakened somewhat after a plus of 3.8% in 2004, but the growth rate for 2005 still rose slightly above 3%. China served as the locomotive for worldwide development, supported by the robust US economy. In this picture the European economies more or less resembled wagons trailing along with full brakes because of their dependency on exports. The trend in raw material prices has shifted to consolidation at a high level and even though the prices for oil and other raw materials have accelerated the pace of inflation, there has been no negative influence on economic growth to date.

The US Federal Reserve reacted to the rising price level with a number of interest rate hikes, and further increases cannot be excluded. However, initial reports show growth of 3.6% in the US economy for 2005, indicating that higher interest rates hardly slowed momentum in the USA during the reporting year.

UPTURN ON EMERGING MARKETS.

Growth in China totalled more than 9% in 2005 and thereby exceeded original forecasts. Strong momentum has also characterized the Indian economy for a number of years. The expansion of industrial production and solid consumer demand have supported a high pace of development in the economy and increased the earnings of Indian companies.

While the economies in the developing and emerging countries of Latin America were driven by strong demand from the USA, Southeast Asia benefited from the boom in China. Export surpluses in the raw material producing countries of Asia have generated added potential demand. In addition, Japan has finally overcome its long-lasting recession.

In this environment, economic developments across Europe can only be termed disappointing in recent years. Growth remained low in 2005 with a plus of only 1.3% in the Euro region and 1.5% in the European Union. However, this trend may reverse in the near future, as current forecasts show signs of rising momentum.

ORDER INTAKE AT RECORD LEVEL.

The niche markets of the BÖHLER-UDDEHOLM Group were characterized by a generally favorable climate for specialty steel and specialty steel products during 2005. This situation is clearly reflected in order intake, which rose from 1,665.5 m€ by 28% to 2,136.4 m€ during the reporting period. The strongest demand was registered in the growth markets of Asia and South America, but the volume of orders was also satisfactory in the USA and Germany.

All divisions reported a strong rise in demand, even though business showed a slight weakening after the summer months, primarily in the tool steel segment. Most of the Group's production facilities operated at full capacity during the reporting year, and order backlog rose from 505.3 m€ by 48% to 746.5 m€ as of 31 December 2005.

SALES BY DIVISION


12.3% WELDING CONSUMABLES
9.1% PRECISION STRIP
5.6% SPECIAL FORGINGS
73.0% HIGH PERFORMANCE METALS

SALES BY SECTOR


22% CONSUMER GOODS
36% AUTOMOBILE
5% OTHER
5% PETROCHEMICALS
5% ELECTRONICS
6% AIRCRAFT
10% MACHINERY CONSTRUCTION
11% POWER PLANT CONSTRUCTION

Sales recorded by the BÖHLER-UDDEHOLM Group rose from 1,934.0 m€ by 35% to 2,607.1 m€ for 2005, and reached a new record level. This strong growth reflected favorable operating environments in key markets as well as high prices for raw materials (scrap, alloys) primarily during the first half of the reporting year.

The increase in sales was also supported by the acquisition of Edelstahlwerke Buderus AG, which was concluded on 30 June 2005. Group sales for the 2005 Business Year include Edelstahlwerke Buderus AG for two quarters. From July to December 2005, Edelstahlwerke Buderus AG and its sales organization recorded a consolidated turnover of 250.4 m€.

The acquisition of Avesta Welding AB was completed on 31 October 2005. Therefore, the consolidated financial statements include the figures of Avesta Welding for only two months, and the impact on the growth of Group sales was minor.

In the EU countries, BÖHLER-UDDEHOLM was able to increase sales from 1,127.8 m€ by 33% to 1,504.8 m€. This growth was also influenced by the takeover of Edelstahlwerke Buderus AG, which records the major part of its sales in EU markets. In America, BÖHLER-UDDEHOLM registered an improvement in sales from 402.9 m€ by 49% to 599.2 m€. This development was supported by more favorable market conditions in North America as well as the acquisition of the Brazilian Villares Metals S.A. in 2004. During the reporting year, Villares Metals S.A. was included for the first time with four quarters in the figures of the BÖHLER-UDDEHOLM Group. Intensified marketing activities in Asia helped BÖHLER-UDDEHOLM increase sales from 244.2 m€ by 28% to 312.4 m€ in this growth region.

A regional analysis of sales for the reporting year shows the following picture: The EU countries formed the most important market for BÖHLER-UDDEHOLM with 58% (58%) of total sales, followed by America with 23% (21%), Asia with 12% (13%), other European countries with 4% (4%), Australia with 2% (3%) and Africa with 1% (1%).

An analysis of sales by core business area shows the High Performance Metals Division with 73.0% (72.0%) of total sales, followed by the Welding Consumables Division with 12.3% (15.1%), the Precision Strip Division with 9.1% (8.5%) and the Special Forgings Division with 5.6% (4.4%).

SALES in m€	2005	2004	2003	2002	2001
High Performance Metals	1,961.8	1,392.6	1,005.4	1,044.3	1,098.9
Welding Consumables[1]	330.3	291.6	255.7	131.8	135.1
Precision Strip	244.9	163.6	158.5	164.6	171.4
Special Forgings	150.1	87.2	79.8	96.4	99.3
Other/consolidation	69.2	62.2	55.7	50.0	46.5
Total sales	**2,756.3**	**1,997.2**	**1,555.1**	**1,487.1**	**1,551.2**
Inter-company sales	149.2	63.2	55.3	45.9	41.8
External sales	2,607.1	1,934.0	1,499.8	1,441.2	1,509.4

1) up to the 2002 Business Year, only 50%-share in joint venture

The strong growth in the volume of business also had a positive impact on earnings recorded by BÖHLER-UDDEHOLM. The Group was able to pass on most of the raw material price increases to customers, and also realized cost savings of approximately 20 m€. This triggered a rise in earnings before interest and tax (EBIT) from 191.9 m€ by 64% to 314.0 m€. However, it should be noted that earnings were affected by a one-off restructuring reserve of roughly 6 m€ for Avesta Welding AB and the valuation of inventories as a result of declining alloy prices.

The newly acquired Edelstahlwerke Buderus AG was included in Group EBIT for two quarters. During the months from July to December 2005, Edelstahlwerke Buderus AG and its sales organization generated EBIT of 19.4 m€.

The EBIT margin of the BÖHLER-UDDEHOLM Group improved from 9.9% to 12.0% during the reporting year. This is the highest EBIT margin ever reported by the Group for a full business year.

Earnings before tax rose from 161.5 m€ by 77% to 286.4 m€. The tax rate for the BÖHLER-UDDEHOLM Group declined from 32% in the previous year to 27% for 2005. Net income showed a significant improvement, rising from 110.1 m€ by 89% to 208.1 m€.

Earnings per share (basic) totalled 17.4 € for the reporting period, in comparison to 10.3 € in the prior year. The Management Board will therefore recommend that the Annual General Meeting on 16 May 2006 approve a further increase in the dividend from 4.40 € per share by 70% to 7.50 € per share. This represents a payout ratio of 46.4% and corresponds to a dividend yield of 5.3% based on the closing share price for 2005. This is the highest dividend paid by BÖHLER-UDDEHOLM since the initial public offering in 1995, and again confirms the Group's shareholder-friendly dividend policy in this tenth year since the start of trading.

EBITDA in m€

Year	EBITDA
2001	203.3
2002	198.8
2003	191.3
2004	279.0
2005	404.9

EBIT in m€

Year	EBIT
2001	132.1
2002	111.9
2003	113.4
2004	191.9
2005	314.0

EARNINGS BEFORE TAX (EBT) in m€

Year	EBT
2001	106.9
2002	82.1
2003	91.8
2004	161.5
2005	286.4

VALUE-ADDED PER EMPLOYEE in k€

Year	Value-added per employee
2001	92.9
2002	90.2
2003	89.4
2004	94.7
2005	103.3

The balance sheet total rose by 40.0% over the prior year level to 2,604.8 m€ as of 31 December 2005, primarily due to the acquisition of Edelstahlwerke Buderus AG. The balance sheet structure of the BÖHLER-UDDEHOLM Group is characterized by a high component of fixed assets and long-term debt. Approximately 131.7% of non-current assets (prior year: 109.9%) are financed by equity.

Non-current assets as a percentage of total capital fell by 1.9% below the prior year, but rose by a real 203.4 m€. The acquisition led to an increase of 124.5 m€ in property, plant and equipment and intangible assets. Expenditures for property, plant and equipment and intangible assets exceeded depreciation and amortization by 66.1 m€ or 72.8%.

A revaluation of the assets and liabilities of Edelstahlwerke Buderus AG following the acquisition resulted in a difference of 8.5 m€, which was recognized as goodwill. Foreign currency effects triggered an increase of 23.1 m€ in non-current assets despite the low US-Dollar exchange rate.

CONSOLIDATED BALANCE SHEET (Summary in m€)	2005	in %	2004	in %
Non-current assets	839.5	32.2	636.2	34.1
Inventories	973.0	37.4	652.4	35.0
Receivables and other assets	596.2	22.9	411.4	22.1
Cash and cash equivalents	114.0	4.4	90.5	4.9
Other current assets and prepaid expenses	82.1	3.1	73.4	3.9
Balance sheet total	**2,604.8**	**100.0**	**1,863.9**	**100.0**
Equity (incl. minority interest)	1,105.9	42.5	699.4	37.5
Provisions	552.6	21.2	388.9	20.9
Debt	575.4	22.1	518.0	27.8
Other liabilities and deferred income	370.9	14.2	257.7	13.8
Balance sheet total	**2,604.8**	**100.0**	**1,863.9**	**100.0**

Working capital, which is comprised of inventories, trade receivables and other current receivables less trade payables, payments on account and other short-term liabilities, increased by 391.6 m€ over the prior year value of 807.2 m€ to 1,198.8 m€ as of 31 December 2005. Of this total, 147.7 m€ was related to the acquisition of Edelstahlwerke Buderus AG.

Inventories are shown at 973.0 m€ (prior year: 652.4 m€) on the consolidated balance sheet. The increase over 2004 includes 99.1 m€ from the acquisition of Edelstahlwerke Buderus AG, 24.4 m€ from currency effects and 197.1 m€ from higher inventory. The increase of stocks was driven above all by a sharp rise in the prices of raw materials required for production, in particular alloys and scrap.



> Finds a job with Uddeholm while still a student > Suddenly finds himself in Hagfors again > Surrounded by elks, wolves, and lynxes > Finds people more interesting than materials > Changes his job from technician to manager > Finds himself a wife, but she doesn't like his name > Finds himself a new name.

HENRIK ISENSTRÖM, 34 YEARS OLD, Uddeholm Tooling AB, Hagfors. www.bohler-uddeholm.com

Trade receivables rose by 98.7 m€ as a result of acquisitions. The remaining 66.7 m€ resulted mainly from the partial shift of higher raw material prices to customers which, in turn, increased invoice amounts.

Liquidity, which is comprised of cash and cash equivalents as well as deposits with banks, increased by 23.5 m€ to 114.0 m€ (prior year: 90.5 m€).

Deferred tax assets totalling 69.1 m€ (prior year: 60.2 m€) include 44.0 m€ of valuation differences between the tax and IFRS financial statements of subsidiaries. A further 25.1 m€ are related to consolidation measures.

Group equity, including minority interest, rose to 1,105.9 m€ (prior year: 699.4 m€). The increase resulting from Group net income of 208.1 m€, proceeds of 168.5 m€ from the capital increase that was completed in June 2005, the sale of treasury stock of 39.5 m€ and foreign currency translation differences of 63.8 m€ was reduced by dividend payments of 47.2 m€ and other neutral changes of −26.2 m€.

It should be noted that the BÖHLER-UDDEHOLM Group applied the regulations of IAS 19.93A-D for the first time during the 2005 Business Year. All actuarial gains and losses arising from the valuation of long-term employee-related provisions (severance compensation and pensions) are credited or charged to equity in the year they arise. The resulting decline in equity totalled 26.7 m€. The treasury stock purchased during the share buyback program was sold during 2005. The resulting gain of 39.5 m€ was recorded directly under equity without recognition to the income statement. Therefore, the equity ratio increased from 37.5% to 42.5% during the reporting year.

Provisions increased by 163.7 m€ to 552.6 m€ and represent 21.2% of the balance sheet total. After adjustment for the acquisition of Edelstahlwerke Buderus AG, the increase equalled 64.3 m€. Provisions include 278.5 m€ for severance compensation and pensions, whereby the significant increase was triggered by the acquisition of Edelstahlwerke Buderus AG in the amount of 36.5 m€ as well as the full recognition of all actuarial gains and losses. In addition to provisions of 64.2 m€ for deferred taxes, 53.9 m€ of provisions are non-current in character.

BALANCE SHEET STRUCTURE
ASSETS

2005		2004
3.1%	OTHER CURRENT ASSETS	3.9%
4.4%	CASH AND CASH EQUIVALENTS	4.9%
22.9%	RECEIVABLES	22.1%
37.4%	INVENTORIES	35.0%
32.2%	NON-CURRENT ASSETS	34.1%

BALANCE SHEET STRUCTURE
EQUITY AND LIABILITIES


14.2% OTHER LIABILITIES
13.8%
22.1% DEBT
27.8%
21.2% PROVISIONS
20.9%
42.5% EQUITY
37.5%
2005
2004

Debt rose by 11.1% to 575.4 m€ as of 31 December 2005. Of total liabilities, 368.1 m€ or 64.0% (prior year: 381.1 m€ or 73.6%) are long-term and 207.3 m€ or 36.0% (prior year: 136.9 m€ or 26.4%) are short-term.

Net debt increased by 516.0 m€ as a result of capital expenditure, acquisitions and dividend payments as well as the change in working capital. Cash flow before capital changes and the capital increase reduced this figure by 481.4 m€.

Gearing was influenced by cash inflows from the capital increase as well as the acquisition of Edelstahlwerke Buderus AG, and fell to 42% during the reporting year from 59% in 2004. This underscores the continued solid financial position of the BÖHLER-UDDEHOLM Group during 2005.

Trade payables rose by 89.2 m€ to 266.3 m€. Of this total, 48.9 m€ were caused by acquisitions and 40.3 m€ resulted from higher prices for raw materials and the increased volume of business.

NET DEBT in m€	2005	2004	Change
Interest-bearing debt with a remaining term > 1 year	368.1	381.1	(3.4%)
Interest-bearing debt with a remaining term < 1 year	205.7	136.8	50.4%
Inter-company loans	1.6	0.1	n.a.
Debt	**575.4**	**518.0**	**11.1%**
Cash and cash equivalents	114.0	90.5	26.0%
Inter-company financing receivables	0.0	0.7	n.a.
Net debt	**461.4**	**426.8**	**8.1%**

DEBT BY CURRENCY


28% USD
6% SEK
5% AUD
2% CAD
1% JPY
10% OTHER
48% EUR

TERMS OF BORROWINGS


44% 1–5 YEARS
20% > 5 YEARS
36% < 1 YEAR

The above-mentioned development of the Group's asset position is reflected in the consolidated statement of cash flows. The method used to prepare this schedule calls for the effects of changes in the consolidation range to be shown as a net figure under cash flow from financing activities, with the elimination of any impact on the development of the other individual items.

Cash flow before capital changes of 312.9 m€ (prior year: 202.4 m€) rose by 54.6% due to the increase in earnings. The development of cash flow was determined above all by net income recorded for the year as well as an increase of 9.1 m€ in long-term provisions – in particular for pensions and severance compensation – and decrease of 2.2 m€ in deferred tax assets.

The main drivers in the transition to cash flow from operating activities (75.4 m€; prior year: 149.5 m€) are the above-mentioned components of working capital. In particular, the development of inventories (–178.7 m€) and trade receivables (–44.3 m€) had a negative impact on cash flows. The increase in trade payables by 24.5 m€ created a slight opposite effect.

Cash flow from investing activities (–308.0 m€; prior year: –125.1 m€) was influenced primarily by the acquisitions of Edelstahlwerke Buderus AG and Avesta Welding AB, which were responsible for net cash outflows of –141.4 m€ during the reporting year. The second major factor in this cash flow segment is formed by the Group's investments in property, plant and equipment (145.8 m€; prior year: 72.5 m€) and intangible assets (11.2 m€; prior year: 4.3 m€).

The substantial increase in intangible assets resulted from the fact that no goodwill was capitalized on business combinations during the 2004 Business Year. In contrast, goodwill of 8.5 m€ was capitalized on the acquisition of Edelstahlwerke Buderus AG (or its successor companies) and 0.3 m€ on the acquisition of Avesta Welding AB during the reporting period.

Cash flow from financing activities (251.5 m€; prior year: 17.3 m€) is characterized by two major elements in addition to the capital increase in 2005. One is the 46.4 m€ dividend paid by BÖHLER-UDDEHOLM AG for the 2004 Business Year. The second is a 57.4 m€ increase in debt.

Capital expenditure in the BÖHLER-UDDEHOLM Group rose from 79.1 m€ by 103.3% to 160.8 m€ for the reporting year. This increase was the result of a significant rise in investment activity during 2005 as well as the acquisition of Edelstahlwerke Buderus AG. BÖHLER-UDDEHOLM is currently investing at a number of locations throughout the Group, and most of these projects will be completed during the 2007 Business Year.

The goal of the Group with respect to capital expenditure is twofold: to eliminate existing capacity bottlenecks in production and modernize equipment in the newly acquired companies. In addition, BÖHLER-UDDEHOLM is also expanding its sales organization and hardening capacities in a step-by-step process.

The High Performance Metals Division is responsible for the largest single capital expenditure project, the construction of a new rolling mill at the Sumaré plant in Brazil by Villares Metals S.A. The investment volume will total approximately 50 m€, and operations are scheduled to start in early 2007. At full capacity operations, this plant will be able to produce nearly 50,000 tonnes per year, which represents an increase of roughly 50% compared to the old equipment. This state-of-the-art rolling mill will not only be more cost-effective, it will also permit the rolling of new products in various dimensions. The old rolling mill at the Sorocaba site will be shut down during 2007, and all activities will then be concentrated in Sumaré.

EXPANSION OF CAPACITY.

At the Hagfors and Kapfenberg sites of the High Performance Metals Division, two new vacuum arc re-melting units and a new electro-slag re-melting unit were installed during the reporting year. This investment of approximately 30 m€ will increase the division's capacity for the production of special materials. These top grades are in high demand, in particular by aircraft manufacturers and energy producers.

The Welding Consumables Division is constructing a greenfield plant in Suzhou (China), which is scheduled for completion in 2007. This investment of roughly 10 m€ represents the first BÖHLER-UDDEHOLM production facility in China. The Suzhou plant will produce welding consumables (flux cored wire, welding wire and stick electrodes), which enjoy rising demand, especially in this region, and can be produced at a lower cost than in Europe.

In the Precision Strip Division, full operation started with a 20-high cold rolling mill as well as annealing and hardening equipment for the production of very thin cold-rolled strip steels. This equipment was installed in the Munkfors plant (Sweden) at a cost of approximately 15 m€. The new aggregates are used primarily to manufacture strip steel for the production of razor blades and weave reeds as well as valve steels for compressors and air conditioning units. The Wetzlar plant invested in three new heating furnaces and a new annealing furnace during the 2005 Business Year.

In the Special Forgings Division, a second screw press is under construction in the Kapfenberg plant at a cost of roughly 27 m€. The new forging press will provide an impact force of 35,500 tonnes, and start operations during the first quarter of 2007. This largest screw press in the world will allow the division to increase production volumes of forged components for the aircraft industry and also significantly expand its product line.



> His father is a philosopher and publisher > As a boy, he wanted to become a jet fighter pilot > Now settled with Böhler-Uddeholm in Columbia > Not in an ejector seat > Still takes off, especially on sales figures > His philosophy: full throttle ahead!



LUIS MIGUEL TORRES, 36 YEARS OLD, Aceros Boehler de Colombia S.A., Bogotá. www.bohler-uddeholm.com

BÖHLER-UDDEHOLM is exposed to a number of risks that require systematic and continuous management in all Group companies. The appointment of a risk manager for the Group was therefore followed by the implementation of MORE@BU (Management of Opportunities and Risks Enterprise-wide) in 2005, which marked the start of Group-wide risk and opportunity management at BÖHLER-UDDEHOLM.

With this program, BÖHLER-UDDEHOLM works to meet a number of goals:

- Through systematic management of risks and opportunities, BÖHLER-UDDEHOLM contributes to the sustainable performance of the Company for the benefit of all stakeholders.
- MORE@BU is not only limited to financial or insurable risks, but covers all opportunities and risks associated with business activities.
- BÖHLER-UDDEHOLM promotes open communication on existing opportunities and risks.
- BÖHLER-UDDEHOLM does not attempt to avoid all potential risks, but creates room to allow for the conscious and documented acceptance of these risks.
- BÖHLER-UDDEHOLM expects to gain a competitive advantage from the controlled interaction with opportunities and risks.

INTERNATIONAL STANDARDS FORM THE BASIS.

MORE@BU follows a clearly defined process that reflects all major points of the COSO ERM. This enterprise risk management system was developed in the USA as a worldwide standard through cooperation between experts and international companies over many years.

A holistic approach classifies the Company into four main categories, (internal: management, core and supporting processes; external: external influence factors and stakeholders), which BÖHLER-UDDEHOLM values with respect to its inherent risks and opportunities in 152 singular events. These valuations show the possible impact of events on the planned development of business results.

MORE@BU PROCESSES.

The most important risks and opportunities are identified, valued both qualitatively and quantitatively and then ranked according to priority by the managers of the individual Group companies in a computer-supported process. In a next step, these managers prepare specific action plans for the major risks and opportunities. The results of the evaluation and approved measures are summarized in a report for every Group company, which is made available to the Management Board member who is responsible for the division. In addition, the consolidated division and Group results are also reported to the Management and Supervisory Boards of BÖHLER-UDDEHOLM AG.

MORE@BU RESULTS FOR 2005.

The MORE@BU risk and opportunity management program was implemented in 38 BÖHLER-UDDEHOLM companies during the reporting year. These companies generate roughly 65% of Group sales and approximately 85% of Group EBIT. Guidelines were prepared for the member companies of the BÖHLER-UDDEHOLM Group, which define the responsibility for measures to avoid dangers and indicate the procedures to follow in the event of damages. A risk officer has been appointed for each Group company, and operating management is responsible for monitoring and controlling local risks and opportunities. The implementation of the MORE@BU program will support the systematic and integrated identification and management of internal and external Group specific risks and opportunities.

BÖHLER-UDDEHOLM was exposed to the following major internal and external risks during the 2005 Business Year:

INTERNAL RISKS/MANAGEMENT PROCESSES.
ACQUISITIONS.

The risk associated with transactions that do not fall under the scope of operations, but which could have a significant influence on the further development of the Group, is monitored separately. Examples of such transactions during the reporting year are the acquisition of Edelstahlwerke Buderus AG in Germany and the acquisition of Avesta Welding AB in Sweden.

In executing its strategy of profitable growth, BÖHLER-UDDEHOLM may consider further acquisition targets in the coming years. Since the range of potential targets is limited, future takeovers could focus on companies that pose considerably higher integration challenges because of their size or current structure. In case of a credit financing, this could lead to a significant deterioration of the Group's gearing ratio.

Based on past experience with the purchase and integration of companies, the Management Board is well aware that the success of acquisitions depends not only on the availability of suitable management capacities but also on financial resources. BÖHLER-UDDEHOLM believes that the sum of net debt should not exceed equity (gearing ≤ 100%), even in the case of acquisitions. This target was strictly met by the above-mentioned takeovers.

PROBLEM SITES.

As is the case with all steel producers whose production could possible have had an impact on the environment in past years, there may be problem sites on property owned by the BÖHLER-UDDEHOLM Group. For this reason, the production facilities in Kapfenberg (Austria), Meerbusch (Germany), Wetzlar (Germany) and Sumaré (Brazil) are subject to regular monitoring and control by the Group as well as municipal authorities.

INTERNAL RISKS/CORE PROCESSES.
INNOVATION AND SALES LOGISTICS.

The Group competes with companies that are in some cases larger or may have more extensive financial resources than BÖHLER-UDDEHOLM. The continuous innovative improvement of products, production processes and services as well as the steady expansion of the sales network allow BÖHLER-UDDEHOLM to successfully defend its position in the market. Worldwide sales by fully owned distribution outlets on all continents create an important advantage for the Group, which can only be matched by few competitors. Moreover, the acquisition of Edelstahlwerke Buderus AG expanded the Group to include a major European specialty steel producer and significantly strengthened the competitive ability of BÖHLER-UDDEHOLM.

AVAILABILITY AND EFFICIENCY OF PRODUCTION EQUIPMENT.

Strong demand for products manufactured by the BÖHLER-UDDEHOLM Group led to the unusually high utilization of capacity during the reporting year. The resulting increase in production volume is naturally linked with an increased risk of breakdowns. BÖHLER-UDDEHOLM minimizes this risk through investments that include the construction of a second screw press in Kapfenberg as well as acquisitions that have developed the Group's capability to manufacture various products at more than one site. For this reason, management is convinced that even the long-term breakdown of individual aggregates would have no material impact on Group results.

CUSTOMER STRUCTURE.
The BÖHLER-UDDEHOLM companies sell to more than 100,000 customers throughout the world. No single customer is responsible for more than 2% of total sales. Therefore, the loss of an individual customer would not have a material effect on the development of sales for the Group as a whole. However, the product lines of the Precision Strip and Special Forgings Divisions, which together generate 14.7% of Group sales, are in part concentrated on a limited number of major customers. Since the loss of key customers could adversely impact the sales and earnings position of these divisions, management takes special efforts to strengthen and protect these good working relationships over the long-term.

EXTERNAL RISKS/MARKET DEVELOPMENTS.
THE ECONOMIES IN GERMANY AND WEST EUROPE.
Germany is the most important single market for BÖHLER-UDDEHOLM. A lasting economic slowdown in this or another major West European market could have a negative impact on the Group's earning power over the long-term. However, management is convinced that the Group companies will be able to continue their positive development even under difficult market conditions, as they have successfully demonstrated in past years.

CYCLICAL DEVELOPMENT OF BUSINESS IN KEY CUSTOMER SEGMENTS.
BÖHLER-UDDEHOLM is active primarily in highly specific product segments of the specialty steel branch and is therefore not subject to cyclical fluctuations in sales volumes and prices to the same extent as other steel producers. However, the Group records a large component of sales with customers whose businesses are more volatile because of a close link to economic developments. This applies to automobile producers, the mechanical engineering industry, aircraft manufacturers and producers of consumer goods as well as firms that construct aggregates for power generation. A downswing in sales to these end-user sectors could have a negative impact on sales opportunities for products made by the BÖHLER-UDDEHOLM Group.

EXTERNAL RISKS/FLUCTUATIONS
IN PRICES AND MARGINS.
RAW MATERIAL AND ENERGY PRICES.
Specialty steels are produced with scrap as well as a range of alloys such as chrome, nickel, vanadium, molybdenum and wolfram. These raw materials are subject to strong price movements. During the reporting year, the average prices for these materials remained at a high level. Fluctuations in the prices of alloys can for the most part be passed on to customers through a so-called "alloy surcharge". To a large amount, BÖHLER-UDDEHOLM also hedges the price of nickel, which is traded on the London Metals Exchange (LME), through futures and option contracts. In spite of these measures, sharp fluctuations in alloy prices could influence the earnings of the Group.

POLITICAL INSTABILITY.
The acquisition of Villares Metals S.A. in Sumaré (near Sao Paulo) raised the Group's total investment in Brazil by a substantial amount. Although the economic climate in this country can be characterized as positive at the present time, future developments must be classified as uncertain because of the instable economic and political conditions that prevailed in the past. The management of BÖHLER-UDDEHOLM is well aware that not only a difficult economic or political environment, but fluctuations in the exchange rate of the Brazilian Real to the Euro or US-Dollar could have a major impact on the results of this company. In order to also safe-

guard the ability of Villares Metals S.A. to operate in crisis situations, measures are taken to ensure that the company has a sufficiently high level of equity.

ENVIRONMENTAL PROTECTION LAWS.
In connection with the implementation of requirements set forth in the Kyoto Protocol, the Austrian and Swedish companies of Böhler Edelstahl GmbH (Kapfenberg) and Uddeholm Tooling AB (Hagfors) have received allocations for approximately 59,000 tonnes of CO_2 emission certificates per year. Edelstahlwerke Buderus AG (Wetzlar) was allocated approximately 41,500 tonnes of CO_2 emission certificates per year by the German government. Since the actual production of specialty steel exceeded forecasts in 2005 because of the excellent development of business, the plants in Kapfenberg and Wetzlar will most likely be required to purchase additional emission certificates on the market.

FOREIGN CURRENCY FLUCTUATIONS.
Foreign currency risks arising from worldwide procurement and sales activities are systematically monitored, and eliminated or limited with suitable hedging instruments. In addition to the exchange rate risk that is related to receivables or liabilities arising from the delivery of goods or provision of services, the foreign currency risk associated with other balance sheet items (e.g. foreign currency credits) is also subject to regular control and hedged where necessary. A similar procedure is used to deal with interest rate risk and, in part, with risks arising from raw material prices and energy prices.

Short-term movements in foreign exchange rates are monitored and controlled as part of the Group's foreign currency management activities. However, a lasting devaluation of the US-Dollar coupled with a rise in the external value of the Euro would successively weaken the Group's competitive position compared to firms that have production facilities in the USA or in economies that are dependent on the US-Dollar. Management regularly uses foreign currency hedging instruments to counteract this development. Since the prices of nearly all alloys used by the Group are denominated in US-Dollars, the exposure in this currency can be substantially reduced. Financial risks are discussed in detail on page 92 of the notes to the *financial statements*.

INSURANCE.
The assets of the individual Group companies are insured either locally or as part of a Group policy. Coverage is also provided for damages that could result from business interruption caused by natural disasters. The Group's liability insurance covers not only manufacturer's liability, but also product liability as well as environmental risks. In addition, a Group-wide marine and cargo insurance is available to cover transportation risks.





> Writes her master's thesis on underwear > Then also comes to find special steel sexy > Her company is taken over by Germans > Communicates between the French and the Germans > The new company is taken over by Austrians > Now communicates between French, Germans and Austrians > Regardless of whatever else happens > Always communicates a total zest for life.

SÉVERINE ORTILLON, 33 YEARS OLD, *Deville Rectification – Buderus S.A., Pont Salomon.* *www.bohler-uddeholm.com*

R&D BY DIVISION


26% WELDING CONSUMABLES
6% PRECISION STRIP
6% SPECIAL FORGINGS
62% HIGH PERFORMANCE METALS

Expenditures for research and development (R&D) in the BÖHLER-UDDEHOLM Group rose from 16.0 m€ by 19% to 19.0 m€ for the reporting year. These expenses were divided among the four Group divisions as follows: High Performance Metals 11.8 m€, Welding Consumables 4.8 m€, Precision Strip 1.2 m€ and Special Forgings 1.2 m€.

Based on the percentage of division sales, the Welding Consumables Division accounts for the largest share of total R&D expenditures with 1.5%. This results from the significantly shorter product life cycles of welding consumables in comparison to rolled or forged products. New welding materials are often developed just for a particular large project – such as a pipeline.

BÖHLER-UDDEHOLM invests roughly 10% of total R&D expenditures in long-term strategic research projects and approximately 90% in short-term and medium-term projects to improve products and production processes.

FOCUS ON INNOVATION.

However, not only the amount spent on R&D is important. In order for R&D expenditures to improve the economic performance of a company, non-monetary factors, in particular the existence of clear innovation guidelines, also play an important role. The "Global Innovation 1000" study published by the Booz Allen Hamilton consulting group in 2005 highlights BÖHLER-UDDEHOLM as exemplary for the economic management of R&D funds. This international study confirms that, "As a niche supplier of tool steel, the Group is able to direct full concentration toward its core business and therefore efficiently bundle its expenditures for R&D".

The global research network of the BÖHLER-UDDEHOLM Group has also expanded significantly throughout Latin America since the acquisition of Villares Metals S.A. in 2004. The network now operates on a continuous basis in order to identify and evaluate relevant technology trends in this region. This technology radar is supported by the BÖHLER-UDDEHOLM Corporate Research and Technology Board, which is comprised of leading scientists from Europe and the USA.

This board analyzed a number of developments that took place during the reporting year, including the latest trends in automobile construction, metallurgical development projects at the University of Karlstadt (Sweden) and other activities by non-university research institutes in Austria and other countries.
The results flow into the development work of roughly 163 researchers in the production companies of the BÖHLER-UDDEHOLM Group.
A number of research projects carried out during the 2005 Business Year are presented in the segment analyses of this annual report.

The member companies of the Group now hold roughly 780 patents and patent applications, which represents an increase of 15% over the prior year.

EMPLOYEES BY DIVISION


12.0% WELDING CONSUMABLES
9.0% PRECISION STRIP
4.8% SPECIAL FORGINGS
2.1% OTHER
72.1% HIGH PERFORMANCE METALS

The BÖHLER-UDDEHOLM workforce rose from 11,800 by 17.2% to 13,835 during the 2005 Business Year. This growth was triggered primarily by the acquisition of Edelstahlwerke Buderus AG (1,616 employees) and Avesta Welding AB (140 employees) as well as an expansion of the sales force in a number of growth markets. In addition, the Group employed a total of 389 apprentices in 2005 compared to 317 in 2004.

After numerous changes in the ownership structure of Edelstahlwerke Buderus AG during past years, the company will now enjoy greater stability and perspectives as an important part of the BÖHLER-UDDEHOLM Group. The measures taken to reach this goal also include the direct assignment of operating activities to the individual BÖHLER-UDDEHOLM divisions. However, the split up of Edelstahlwerke Buderus AG into three legally independent companies under German law made it necessary to achieve an agreement for a so-called settlement of interests between the company and its employee representatives. These negotiations were concluded quickly during the reporting year, and the measures required for the separation and integration of the organizations were completed on schedule.

MANAGEMENT ACADEMY.
A total of 89 employees have graduated from the BÖHLER-UDDEHOLM Management Academy since the founding of this program for future managers in 2003. This course of studies focuses on personnel management, strategy, finances and project management. During the reporting year, a further 15 employees also started a training program for senior management. The curriculum also includes case studies that require the solution of complex tasks involving several countries, divisions and functional areas. Both programs were developed by BÖHLER-UDDEHOLM and give special attention to topics related to integration and the growth policy of the Group. The faculty of the Management Academy is comprised of BÖHLER-UDDEHOLM managers as well as external experts.

PERSONNEL DEVELOPMENT AT VILLARES METALS.
Villares Metals S.A. in Brazil, which was acquired during 2004, formed the focal point of special personnel development activities during the reporting year. For example, systematic appraisal dialogues and succession planning were successfully implemented. In this context, the adjustments required to meet various cultural characteristics in Brazil represented a particular challenge. Almost two years after the acquisition of this company, results show that the integration in the BÖHLER-UDDEHOLM Group was completed without difficulty and more quickly than expected.

EMPLOYEES BY REGION	2005	2004
Austria	3,964	3,846
Germany	2,817	1,403
Sweden	1,427	1,403
Other Europe	1,624	1,293
North America	568	538
Brazil	1,699	1,711
Other South America	284	262
Asia	1,099	996
Australia, Africa	353	348
Total	**13,835**	**11,800**

In order to monitor and improve measures for environmental protection throughout the Group, BÖHLER-UDDEHOLM has decided to install and expand ISO 14001 environmental management systems in all its production facilities. Nearly all plants have been certified in accordance with this standard.

The Brazilian subsidiary Villares Metals S.A. started to adapt its existing environmental management systems to meet ISO 14001 requirements during the reporting year. This conversion should be completed during 2007. The newly acquired Edelstahlwerke Buderus AG successfully concluded the recertification process for its environmental management systems in May 2005.

Five areas are of special importance for environmental protection in the BÖHLER-UDDEHOLM Group: maintaining air quality, protecting waterways, the disposal of waste, saving energy and reducing noise. Measures by Böhler Edelstahl GmbH to safeguard air quality focused on the installation of filter and dust removal equipment during the reporting year. Villares Metals S.A. implemented a new dust removal system in the steel plant and increased measures for noise protection. Emissions will be further reduced over the coming two years through the installation of an additional secondary dust-collecting machine.

Measures related to waste disposal by Böhler Thyssen Schweisstechnik at both sites in Hamm and Düsseldorf followed the implementation of landfill regulations in Germany that took effect during July 2005. Overall, the BÖHLER-UDDEHOLM Group made numerous investments to improve the effectiveness of furnaces in 2005, which will provide important support for energy savings.

FOCUS ON SUSTAINABILITY.

Environmental protection is an important part of the comprehensive approach to sustainability that is followed by BÖHLER-UDDEHOLM. The Group is an active participant in a working group of the International Iron and Steel Institute (IISI), which has developed a sustainability policy for the steel industry. All member companies of the IISI have voluntarily agreed to comply with these guidelines for sustainable development.

The sustainability catalogue and the relevant sustainability indicators for the steel industry were presented to the public for the first time at an OECD conference in 2005. In addition to these benchmark statistics, the IISI also publishes case studies on individual steel producers. BÖHLER-UDDEHOLM was represented with a report on the implementation of an internal knowledge management system ("Communities of Practice to Enhance Understanding").

The Center for Corporate Citizenship in Austria evaluated the activities of Austrian companies in the area of corporate social responsibility for the first time during the reporting year. The results of this study rank BÖHLER-UDDEHOLM among the top ten companies.

The global economy remains in good condition, but there are substantial differences in development between the various regions that could dampen the generally positive outlook for 2006. The greatest threat to growth comes from high and volatile oil prices as well as a noticeable acceleration in inflation rates and sizeable differences in current accounts between the economic blocks.

The USA and China are also expected to serve as key motors for the worldwide economy in 2006. However, a sharp rise in interest rates as a result of high property prices could slow consumer spending and, as a consequence, overall growth in the USA. In China, investment activity combined with a steady rise in the export surplus should support an increase of over 8%. Recovery continues to gain momentum in Japan, and the other Asian countries are also reporting strong growth.

West Europe has fallen behind this development. Although growth strengthened somewhat during the course of 2005, domestic demand has shown only first signs of improvement. The economies in the ten new EU countries are expanding rapidly in comparison, and Russia continues to profit from the sharp rise in raw material prices.

The management of BÖHLER-UDDEHOLM AG has identified several risk factors that could influence the development of business in 2006: Of special importance is the further development of the Euro, Swedish Krone and Brazilian Real in relation to the US-Dollar and other currencies linked to the US-Dollar. Alloy prices are also expected to steadily decrease. In the case of any abrupt decrease this would be coupled with a risk of devaluation and therefore have a negative impact on earnings.

Energy prices are forecasted to remain on a steady upward trend, whereby the prices for electricity and natural gas are the most relevant for the development of production costs in the Group. In addition, a further increase in interest rates would have a negative effect on financial results.

In conclusion, it should be noted that Germany generates over one-fourth of Group sales and is the largest single market for BÖHLER-UDDEHOLM. Therefore, the earnings position of the Group is dependent to a significant degree on the future development of the German export sector as well as domestic demand in this country.

POSITIVE OPERATING ENVIRONMENT.

BÖHLER-UDDEHOLM has already introduced a number of measures to counteract possible negative trends. Cost reduction programs will continue in all four divisions and the Group's focused hedging policy will be maintained. Specially planned investments will further improve productivity and minimize capacity bottlenecks. BÖHLER-UDDEHOLM will also expand its international sales network, primarily in growth regions, and increase the introduction of innovative products to the market.

Management expects that the positive operating environment and acquisitions made during the reporting year will support a further increase in sales during 2006. Results for the 2006 Business Year will include four quarters of Edelstahlwerke Buderus AG as well as four quarters of Avesta Welding AB. BÖHLER-UDDEHOLM has also set a goal that calls for earnings to match the prior year level.




> Came a long way to Kapfenberg from China > Involved in fundamental research he produced paper > Involved in application research he produces market success > Smelts and rolls special steel on his computer > Seeks to replace intuition with precision > Still has a long road ahead of him.

BAOHUI TIAN, 39 YEARS OLD, Böhler Edelstahl GmbH, Kapfenberg. www.bohler-uddeholm.com

PRODUCTS, MARKETS AND CUSTOMERS.

High Performance Metals is the largest division in the BÖHLER-UDDEHOLM Group, with a 73.0% share of total sales. The special steels and special alloys such as nickel-based materials are manufactured by seven companies: Böhler Edelstahl GmbH in Kapfenberg (Austria), Uddeholm Tooling AB in Hagfors (Sweden), Villares Metals S.A. in Sumaré (Brazil), Buderus Edelstahl GmbH in Wetzlar (Germany), Böhler Bleche GmbH in Mürzzuschlag (Austria), Böhler Ybbstal Profil GmbH in Bruckbach (Austria) and Böhler-Uddeholm Specialty Metals, Inc. in South Boston (USA). The division also operates vacuum heat treatment facilities in a number of countries.

This division was strengthened substantially by the purchase of the Brazilian Villares Metals S.A. in 2004, and another key acquisition followed with the takeover of Edelstahlwerke Buderus AG in Germany during the reporting year. The integration of Buderus Edelstahl GmbH in the High Performance Metals Division will expand the product lines in most areas, especially the segments that produce plastics moulding steel for the automobile and consumer goods industries and special steels for energy technology.

The most important segment in this division is tool steel, where BÖHLER-UDDEHOLM is the market leader with a share of roughly 35%. The second largest segment is high-speed steel, where the Group ranks second with approximately 24% market share. Other major products include special grades and nickel-based alloys as well as high-alloy sheets, wire and profiles.

Key customers for the High Performance Metals Division in Europe, the Americas and Asia are the automotive and automotive supplier industries, tool and machine tool manufacturers, the energy industry and oil field equipment producers, aircraft and aerospace industries, consumer goods and electronics industries, and medical technology firms.

A major competitive advantage for BÖHLER-UDDEHOLM is the Group's worldwide sales network. It allows for fast and flexible reaction to the needs of customers on site, and provides not only steel and materials but also a wide range of services and technical know-how.

SALES in m€

Year	Value
2003	1,005.4
2004	1,392.6
2005	1,961.8

EBIT in m€

Year	Value
2003	77.4
2004	154.1
2005	264.6

EMPLOYEES

Year	Value
2003	6,908
2004	8,692
2005	9,973

BUSINESS OVERVIEW 2005.

The High Performance Metals Division set new records for order intake, sales and earnings during the reporting year. This development was supported by a favorable operating environment, successful acquisition policy and increased efforts to improve sales and reduce costs.

The 2005 Business Year was characterized by steady high demand for specialty steels used by the aircraft construction, oil field and energy technology branches. In the alternative energy sector, sales to producers of wind power generators rose by a substantial amount. However, the tool steel business weakened significantly during and after the summer. This slowdown was the result of overheated demand at the start of the year, when many customers placed their orders early for speculative reasons. In addition, high alloy prices led to more reserved ordering behaviour on the part of numerous tool steel customers. In contrast, the demand for high-speed steel remained satisfactory throughout the reporting year.

An analysis of sales by region shows continued strong demand in South America despite the negative impact on exports due to the rise in the Brazilian Real in comparison to the US-Dollar and Euro. In the USA, all product segments reported good development, and the Asian markets continued their steady expansion. In the European countries, the division recorded a carry-over of the positive trend, with only a few exceptions.

CAPITAL EXPENDITURE.

Investment activity during the reporting year was concentrated on the construction of a new rolling mill at the Brazilian plant in Sumaré. Capital expenditure will total approximately 50 m€, and the start-up is scheduled for early 2007. This new aggregate will have a capacity of nearly 50,000 tonnes per year when full operations are reached, which represents an increase of nearly 50% over the old equipment. This state-of-the-art rolling mill will not only operate more cost effectively, but also permit the manufacture of new products in a wider range of dimensions.

KEY SEGMENT FIGURES in m€	2005	2004	2003
Total sales	1,961.8	1,392.6	1,005.4
Intra-company sales	92.4	11.5	13.5
External sales	1,869.4	1,381.1	991.9
Earnings before interest and tax (EBIT)	264.6	154.1	77.4
Operating assets	1,790.8	1,273.8	1,043.8
Operating liabilities	353.7	247.7	160.4
Capex	124.1	60.3	59.4
Depreciation	69.0	59.6	54.8
Other non-cash income/expense	15.7	(3.3)	5.4
Employees	9,973	8,692	6,908

At the Hagfors and Kapfenberg sites two new vacuum arc re-melting units and a new electroslag re-melting unit were installed during the reporting year. This investment of approximately 30 m€ will increase the division's capacity for the production of special materials. These top grades are in high demand, in particular by aircraft manufacturers and energy producers.

RESEARCH AND DEVELOPMENT.

Development work focused on the high performance powder-metallurgy Vanadis 4 Extra and K390 steel grades, which are characterized by particularly high wear resistance. The division also introduced the new VF800AT cold work steel to the market, which is used in cold forming processes. Activities were also directed to the development of materials with the support of computer simulation and the simulation of hot forming processes. Computer-aided simulation programs reduce development costs because fewer melting tests are required and this, in turn, shortens product development cycles by a significant amount.



> As a child used to sell shoes at the fun fair > Now sells welding consumables on the world market > Comes from Austria's largest village, Fohnsdorf > For him the world has now become a village > The shoe shop was a family business > Now the family is to be created of six brands.



KURT TERNEGG, 35 YEARS OLD, Böhler Thyssen Schweisstechnik GmbH, Düsseldorf. www.bohler-uddeholm.com

SALES in m€

Year	Value
2003	255.7
2004	291.6
2005	330.3

EBIT in m€

Year	Value
2003	15.4
2004	20.9
2005	20.8

EMPLOYEES


2003 1,518
2004 1,507
2005 1,660

PRODUCTS, MARKETS AND CUSTOMERS.

Welding is a process that joins metals with each other under heat and with the use of welding consumables. There is virtually no alternative to welding in industrial applications, especially where high safety standards are involved. This is especially true for the construction of power plants, ships and automobiles. The Welding Consumables Division has positioned itself as a universal provider of welding materials for joining as well as repair and maintenance. Its most important products include welding wire, flux cored wire, stick electrodes and brazing and soldering materials. The acquisition of Avesta Welding AB (Sweden) was completed at the end of October 2005, and substantially strengthened the division's stainless welding segment.

The Welding Consumables Division operates manufacturing facilities in Austria, Germany, Belgium, Italy, Turkey, Brazil and Mexico. It also has a network of sales subsidiaries that are responsible for the marketing of welding consumables throughout the world. With a 12.3% share of total sales, Welding Consumables is the second largest division in the BÖHLER-UDDEHOLM Group.

The most important customer branches for welding consumables are the petrochemical and chemical industries, power station and plant construction, offshore (crude oil and natural gas production), the manufacture of liquid natural gas (LNG) tanks, pipeline construction, automobile manufacture and shipbuilding, the food industry and sugar processing as well as steel and apparatus construction. Medium and high-alloy welding consumables generate approximately two-thirds of division sales. The Group is the market leader for rust, acid and heat-resistant welding materials in many West European and South American countries.

BUSINESS OVERVIEW 2005.

The division recorded strong growth in sales as a result of the excellent business climate and increased sales activities, but also due to higher raw material prices that were passed on to customers. A one-off restructuring reserve of approximately 6 m€ for Avesta Welding AB and the unfavorable exchange rate between the Euro and US-Dollar had a negative impact on results. However, the entire reporting year was characterized by excellent demand in all target markets, which supported an increase in order intake to a new record level.

Sales volumes in Europe – the division's largest market – remained stable at the good prior year level. Demand in America showed sound development, with the strongest growth coming from the Latin American countries. In Brazil this trend was also supported by the strength of the Real. The division also registered a sharp rise in sales volumes throughout Asia, above all in the rapidly expanding markets of China, India and South Korea.

The sales activities of the Welding Consumables Division were concentrated on a limited number of strategically important industrial segments, which had been targeted during the 2004 Business Year. Activities focused on the division's problem-solving competence in these highly demanding businesses, whereby the emphasis was placed on medium and high-alloy welding consumables and less on low-alloy products. Developments were especially good in the chemical, petrochemical and LNG tank segments as well as repair welding for steel plants. Sales to power plant constructors and the automobile industry were satisfactory.

CAPITAL EXPENDITURE.

During the reporting year, the Welding Consumables Division approved the construction of a plant in Suzhou (China) at a cost of approximately 10 m€, which will start operations in 2007. This facility will produce welding wire, flux cored wire and stick electrodes for the rapidly growing Chinese market. A decision was also made to expand the production of stainless flux cored wire at the Kapfenberg plant, to meet the trend toward greater automation in welding processes. The division also intends to increase the capacity for welding powder in Hamm. The division's production plants invested approximately 4.5 m€ in expansion programs to improve productivity during the reporting year. In addition, the sales organization was strengthened by the establishment or expansion of branches in Russia, India and China.

KEY SEGMENT FIGURES in m€	2005	2004	2003
Total sales	330.3	291.6	255.7
Intra-company sales	11.2	11.8	10.4
External sales	319.1	279.8	245.3
Earnings before interest and tax (EBIT)	20.8	20.9	15.4
Operating assets	220.0	187.3	187.6
Operating liabilities	56.1	44.1	32.6
Capex	8.8	5.6	23.6
Depreciation	8.7	12.2	9.7
Other non-cash income/expense	1.6	(2.5)	4.1
Employees	1,660	1,507	1,518

RESEARCH AND DEVELOPMENT.

The development of high-alloy flux cored wire and stick electrodes formed a focal point of development activities during the 2005 Business Year. These products are used above all in power plant construction and shipbuilding, but also in plant and equipment manufacture. For the pipeline construction segment, non-alloy flux cored wire was added to the product line and high strength welding wires were developed for pipeline steels. Progress was also made on research for nickel-based electrodes, which are used to weld combustion chambers in waste incineration plants. An agreement for cooperation on a strategic research project was reached with the Finnish steelmaker Outokumpu in conjunction with the takeover of Avesta Welding. The Welding Consumables Division will develop special welding materials for a range of stainless steel grades that are manufactured by Outokumpu. In 2005, the Böhler Thyssen Schweisstechnik Group was recognized by industry journalists for its efforts in the area of research and development with the "Best Innovator" award.



> Moves to Sweden to write his master's thesis > Quickly adds an MBA to that > Goes to Sweden to work for Böhler-Uddeholm for a while > Quickly adds a couple of years to that > Finally spends seven years there > In his job, he is regularly thrown in at the deep end > Always adds new challenges to his life.

MARKUS ASCHL, 34 YEARS OLD, Böhler-Uddeholm Precision Strip GmbH & Co KG, Ybbstal. *www.bohler-uddeholm.com*

PRODUCTS, MARKETS AND CUSTOMERS.
The acquisition of Edelstahlwerke Buderus AG during the reporting year added a further production site to the Precision Strip Division. Buderus Edelstahl Band GmbH in Wetzlar (Germany) secures supplies of basic raw materials (hot rolled strip) for the division, and also provides access to new niche segments and expands the product line to include strip steels for automobile and industrial machinery producers.

In addition, the Precision Strip Division manufactures its products at three sites that have been part of the Group for many years: Böhler-Uddeholm Precision Strip GmbH & Co KG and Martin Miller GmbH in Austria and Böhler-Uddeholm Precision Strip AB in Sweden. The product line comprises four major areas of application:

- Strip steels for the production of saws to cut wood, stone, plastics, metals and foodstuffs;
- Strip steels (rule die steel, cutting and creasing rules) to punch cardboard, paper, plastics, leather and textiles;
- Strip steels (hot and cold rolled steel) for the automobile industry (rule dies) as well as the production of ball bearings and saws;
- Special cold rolled strip steel in very thin widths for valves, razor blades, scalpels, needles, weave reed, crepping coater blades and printing coater blades.

BÖHLER-UDDEHOLM is the worldwide leader or largest continental player in nearly all these segments. The most important export markets for these niche products are the EU countries (approximately 70%), as well as the Americas and Asia. In most countries, customers are supplied by Group sales companies. In other countries, the best way to reach the market is through local trading partners who exclusively sell BÖHLER-UDDEHOLM strip products. The division's strengths are individualized customer care and local support through user-specific expertise. In the near future, the division plans to increase its focus on the growth markets of Latin America, Asia and Eastern Europe.

SALES in m€

Year	Value
2003	158.5
2004	163.6
2005	**244.9**

EBIT in m€

Year	Value
2003	35.0
2004	32.2
2005	**37.1**

EMPLOYEES

Year	Value
2003	1,038
2004	1,002
2005	**1,250**

BUSINESS OVERVIEW 2005.
The development of business in the Precision Strip Division was good at the start of 2005, but slowed somewhat after the summer months and only regained momentum towards the end of the year. Sales of band saw steels (construction industry, machinery manufacturers) reached an excellent level, but the demand for rule die steel (leather and textile industry) was negatively affected by the relocation of many customers to the Asian region and stabilized at a much lower level.

The division was able to hold order intake at the good prior year level during 2005, and reported a further improvement in sales and earnings. Earnings were influenced to a certain extent by high raw material prices, above all during the first half of the year. However, the division was able to pass on almost all of these costs to customers. The increase in raw material prices was also met with productivity improvements and cost savings – especially at the plant in Munkfors.

The Precision Strip Division again recorded the highest EBIT margin of all four BÖHLER-UDDEHOLM segments for the reporting year, even though EBIT declined from 19.7% in the prior year to 15.2% for 2005. This decrease was caused by the low US-Dollar-Euro exchange rate and the fact that profitability in the new Buderus Edelstahl Band GmbH has not yet reached the level of the entire division.

CAPITAL EXPENDITURE.
Investments made during the reporting year include the start of full operations with a 20-high cold rolling mill as well as annealing and hardening units that are used to produce very thin special cold rolled strip steels. This equipment was installed at the Munkfors site at a total investment volume of approximately 15 m€. The new line replaces a number of older machines and allows for further rationalization at this facility. The new aggregates will be used primarily to manufacture strip steels for razor blades and weave reeds as well as valve steels for compressors and air conditioning equipment.

KEY SEGMENT FIGURES in m€	2005	2004	2003
Total sales	244.9	163.6	158.5
Intra-company sales	0.0	0.0	0.0
External sales	244.9	163.6	158.5
Earnings before interest and tax (EBIT)	37.1	32.2	35.0
Operating assets	186.3	125.3	119.7
Operating liabilities	32.2	28.2	24.9
Capex	8.0	6.0	10.6
Depreciation	8.3	6.8	7.2
Other non-cash income/expense	(1.7)	0.6	0.6
Employees	1,250	1,002	1,038

The division also invested in new machinery for the edge-treatment of steel rules at the two Austrian locations. Three new heating furnaces and a new annealing furnace were installed in Germany at a total cost of roughly 10 m€. The IT "Business Warehouse" project was implemented at all locations in the division, with the exception of Germany. This system will provide managers with faster and easier access to a wide range of important business data.

RESEARCH AND DEVELOPMENT.
The Precision Strip Division expanded its activities in the area of research and development during 2005, and concentrated primarily on user-oriented research projects. One project focused on the development of new coater blades with a longer service life, which are used to coat paper. Newly developed titanium-laminated cutting lines will allow for optimal processing in a variety of applications by packaging producers (folding boxes).

The Division also concluded an interesting and future-oriented project in the area of basic research. An analysis was carried out to identify the most important trends in the cultivation of forests. Forestry managers use different types of saws depending on the number of softwood or hardwood trees, and this, in turn, determines the future demand for special saw blades that are produced by the Precision Strip Division.



> Learns how to make holes in mountains > As an explosion engineer and tunnel constructor > Learns how not to fall into air holes > As a pilot with a parachute > Learns how to give steel a good hard form > As a research manager for forging processes > Learns how to make "gold" out of steel > As a production manager for forging.

JOHANN TOCKNER, 37 YEARS OLD, Böhler Schmiedetechnik GmbH & Co KG, Kapfenberg. www.bohler-uddeholm.com

PRODUCTS, MARKETS AND CUSTOMERS.

The products of the Special Forgings Division are manufactured by Böhler Schmiedetechnik GmbH & Co KG in Kapfenberg (Austria) and Buderus Edelstahl Schmiedetechnik GmbH in Wetzlar (Germany). The aircraft and jet engine industries represent the most important single market. Other key customers are the producers of steam and gas turbines, utility vehicle manufacturers and selected niche segments in the machinery and plant construction sector. The division sells its forging products throughout the world, with slightly more than one-half of division sales recorded in Europe. Other key markets are found in North America and Asia. The aggregates used by the division produce technically demanding forged products in small batches to meet specific customer requirements and in accordance with a comprehensive ISO 9001-certified quality control system.

SALES in m€


2003 79.8
2004 87.2
2005 150.1

EBIT in m€

2003 1.7
2004 3.8
2005 7.1

EMPLOYEES


2003 355
2004 348
2005 664

BUSINESS OVERVIEW 2005.

The reporting year was characterized by clear signs of economic recovery, especially in the aircraft construction and energy technology sectors. The resulting increase in demand as well as the acquisition of Edelstahlwerke Buderus AG led to substantial growth in sales, earnings and order intake. However, division earnings were negatively affected by rising raw material prices and the unfavorable US-Dollar-Euro exchange rate during the reporting year. The Special Forgings Division records roughly one-half of sales in the USA or regions whose currencies are linked to the US-Dollar. The increase in orders during the 2005 Business Year led to the full utilization of capacity at the plants in Kapfenberg and Wetzlar. The development of business in the individual segments of the division is described below:

AIRCRAFT CONSTRUCTION.

The most important customers for this division are the aircraft manufacturers Boeing, Airbus (EADS), Bombardier, Embraer and their component suppliers, as well as the jet engine manufacturers General Electric, Volvo Aero, Snecma, MTU and Rolls Royce. BÖHLER-UDDEHOLM supplies these companies with structural components and forged disks made of titanium and nickel-based alloys and special aircraft steels. Aircraft production, above all by Boeing and Airbus, rose by a sizeable margin during the reporting year and triggered a sharp rise in the demand. The division also supplied the first forged components for the prototype of the new Boeing Dreamliner B787 and the new Airbus A400M transport aircraft. In addition, Böhler Schmiedetechnik GmbH & Co KG and MTU Aero Engines signed a long-term supply contract during the reporting year. This German producer of jet engine components will be provided with forged disks made of high-quality nickel-based and titanium-based alloys from 2007 to 2009.

TURBINE CONSTRUCTION.

Precision forged blades for steam turbines and stationary gas turbines are the main products in this segment. The most important customers are

Siemens, Alstom, General Electric, Toshiba and Ansaldo. In 2005, demand rose above the prior year level, chiefly as a result of new power plant projects in the Asian markets. These growth regions are recording a steady rise in the demand for energy, and have therefore increased their investments in the construction of power plants.

UTILITY VEHICLES.

The plant in Wetzlar produces closed die forgings for the engine and axle components of utility vehicles. The most important customers in this segment are DaimlerChrysler, MAN, Scania and RVI (Renault). The acquisition of Edelstahlwerke Buderus AG added this area of business as an important extension of the product line during the reporting year. Demand in this sector remained stable at a high level during the first half of 2005, but weakened slightly towards the end of the year. However, this effect was more than offset by an increase in new customers from the utility vehicle industry.

OTHER SPECIAL FORGINGS.

The most important products in this segment are marine diesel valves and cutting rings for tunnel drilling machinery. The demand for these forged components remained solid throughout the reporting year. However, the market for freighters and oil tankers is expected to slow during 2006, and also lead to reduced demand for marine diesel valves.

KEY SEGMENT FIGURES in m€	2005	2004	2003
Total sales	150.1	87.2	79.8
Intra-company sales	3.7	2.5	1.8
External sales	146.4	84.7	78.0
Earnings before interest and tax (EBIT)	7.1	3.8	1.7
Operating assets	175.7	78.9	79.0
Operating liabilities	36.1	13.1	9.1
Capex	14.9	3.1	2.5
Depreciation	3.6	2.8	3.0
Other non-cash income/expense	0.1	0.3	(0.1)
Employees	664	348	355

CAPITAL EXPENDITURE.

A second screw press is currently under construction at the plant in Kapfenberg at an investment volume of roughly 27 m€. The current screw press is operating at its capacity limit and only an additional aggregate can guarantee the necessary expansion of production capacity. The new forging press will have an impact force of 35,500 tonnes and start operations during the first quarter of 2007. This largest screw press in the world will allow the division to increase the production volume of forged components for the aircraft industry and also significantly expand its product line. In addition, two new heat treatment furnaces were installed in Kapfenberg during the reporting year. At the Wetzlar site, the finishing unit for the forging plant was expanded and a new sawing line was installed.

RESEARCH AND DEVELOPMENT.

Research activities in the Special Forgings Division concentrated on the development of forming processes for aviation materials, in particular titanium and nickel-based alloys. Substantial progress was also made on the production of forged components from intermetallic materials. These materials are used for components for engines and turbines that are exposed to very high temperatures. In combination with the construction of the new screw press, projects were also started to optimize the process routes of forged components.



> Born in China > Used to be a scientist at Shanghai University > Applied to western company for a job > Advises customers and trains salespeople all over Asia > Lives in Singapore > Has twice as many children than allowed in China



JASON YE, 45 YEARS OLD, ASSAB Pacific Pte. Ltd., Singapore. www.bohler-uddeholm.com

STOCK INFORMATION

ISIN Code: AT0000903851
Type of stock: Bearer shares of common stock
Share capital: 92,692,500 €
divided in 12,750,000 shares
Free float: 79.05%
First traded on: 10 April 1995,
Vienna Stock Exchange
On-exchange trading volume in 2005: 2,244.8 m€
Number of shares traded in 2005: 19,102,918
Average number of shares traded per day: 77,028
ATX weighting: 3.7%

The BÖHLER-UDDEHOLM share opened at a price of 91.67 € in 2005. It rose steadily over the following months, but was slowed somewhat in the weeks preceding the capital increase. After the completion of this transaction in June, the price of the share returned to its upward trend and reached a new all-time high of 142.99 € in early October. The following weeks saw a substantial correction across the entire Vienna market, which BÖHLER-UDDEHOLM was unable to avoid. However, the share price stabilized again towards the end of the year and closed at 142.90 € on 31 December 2005. This represents a plus of 54% over year-end 2004, in comparison to an increase of 51% in the leading ATX index during the same time period.

The market capitalization of BÖHLER-UDDEHOLM rose from 1,022.8 m€ to 1,822.0 m€ during the reporting period. This substantial increase in value during the reporting year underscores the approval of the investing public for the growth course pursued by BÖHLER-UDDEHOLM. The Group set new records for sales and earnings during the 2005 Business Year, and also significantly improved profitability. The Group's activities were strengthened during the reporting year by the largest acquisition in the history of BÖHLER-UDDEHOLM. The capital increase raised free float from 70.25% to 79.05% – in total, all factors that were honoured by the capital market.

ROADSHOWS INTENSIFIED.

The demand for one-on-one meetings between institutional investors and BÖHLER-UDDEHOLM management was particularly high during the reporting year. The Group was able to attract new shareholders through the capital increase, and the solid development of business made many other investors aware of BÖHLER-UDDEHOLM. For this reason, the roadshows included repeated visits to financial centers such as Frankfurt, Munich, Zurich, London, Edinburgh, Paris, New York and Boston.

Management also followed the invitations of Austrian and foreign investment banks to participate in investor conferences. BÖHLER-UDDEHOLM presented itself to the retail public in Austria at the "GEWINN" Trade Fair in Vienna from 20 to 22 October 2005. In addition, analysts were invited to visit Edelstahlwerke Buderus AG on 10 November 2005 for a detailed presentation of this newly acquired company.

In the leading ATX index BÖHLER-UDDEHOLM was weighted at 3.7% as of year-end 2005. The on-exchange trading volume of the Company's shares equalled 2,244.8 m€ and the off-exchange volume (OTC) reached 1,324.8 m€, for a combined turnover of 3,569.6 m€. BÖHLER-UDDEHOLM ranks consistently as one of the ten most heavily traded stocks on the Vienna Exchange.

SHARE PRICE PERFORMANCE RELATIVE TO ATX (10 April 1995 – 31 December 2005)


€
140
120
100
80
60
40
20
1/1/1996
1/1/1997
1/1/1998
1/1/1999
1/1/2000
1/1/2001
1/1/2002
1/1/2003
1/1/2004
1/1/2005
BÖHLER-UDDEHOLM AG
Austrian Traded Index (ATX), indexed

OWNERSHIP STRUCTURE (BY REGION)


20.95% BU INDUSTRIEHOLDING GMBH
27% USA
17% GERMANY
10% AUSTRIA
7% UK
7% FRANCE
4% SWITZERLAND
3% BELGIUM
4.05% OTHER

BÖHLER-UDDEHOLM started a capital increase combined with an offer for treasury stock on 19 May 2005. The Management Board of BÖHLER-UDDEHOLM AG has authorized, with the approval of the Supervisory Board, the issue of 1,750,000 new shares. In addition to the new shares, 451,900 existing treasury shares were also offered for sale through a public offering in Austria and a global private placement under Regulation S outside the USA and a private placement to qualified institutional buyers only under Rule 144A within the USA. Furthermore, BU Industrieholding GmbH as the largest single shareholder has granted an over-allotment option (greenshoe) of 150,000 existing shares. In total, the transaction covered the sale of 2,201,900 shares.

OVERVIEW OF THE TRANSACTION.

The capital increase of 1,750,000 new shares was structured to combine a subscription offer with a global share placement. Shareholders could subscribe one new share for every six existing shares held. Shares not purchased in connection with the subscription offer were sold to investors in Austria, Europe and the USA in the form of a global private placement.

The subscription period for the new shares commenced on 19 May and ended on 2 June 2005. A book-building procedure was conducted simultaneously in connection with the global offering. The subscription and offering price of 100 € per share was announced on 3 June 2005 and was based on the closing stock market price as of 2 June 2005. The volume of the transaction totalled 220.19 m€ excluding the greenshoe and 235.19 m€ including the greenshoe. The proceeds from the capital increase were used to finance the acquisition of Edelstahlwerke Buderus AG and to strengthen the capital base for the further expansion of the Group.

BU Industrieholding GmbH did not exercise its subscription rights and, since the greenshoe was executed in full, its stake in the share capital of BÖHLER-UDDEHOLM AG was reduced from 25.65% to 20.95%. As a result, the free float of BÖHLER-UDDEHOLM AG rose from 70.25% to 79.05%. The capital increase raised the number of issued shares from 11,000,000 to 12,750,000. These new shares carry full dividend rights for the 2005 Business Year, and started trading on 8 June 2005. The transaction was concluded with the closing on the same day.

BÖHLER-UDDEHOLM AG accepts the Austrian Corporate Governance Code, and complied with the provisions in effect during the 2005 Business Year. Divergence from rules 38, 42, 43, 54 and 69 of the code was disclosed and explained on the Company's website under "Corporate Governance" (comply and explain). It should be noted that BÖHLER-UDDEHOLM observed all R-Rules (recommendation) during the reporting year.

At the Austrian Stock Exchange Awards for 2005, BÖHLER-UDDEHOLM again received a prize in the Corporate Governance category. This honor also underlines the acknowledgment of the investment community for the Company's continuous efforts in this area.

BÖHLER-UDDEHOLM was one of the few companies in Austria to submit to a voluntary evaluation of its compliance with the provisions of the code (in the version applicable to the 2005 Business Year) by an external institution. This analysis was conducted by BDO Auxilia Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna. As in past years, the results of this audit will be published on the BÖHLER-UDDEHOLM website.

It should be noted that the Austrian Corporate Governance Code was amended during 2005, and the new version took effect on 1 January 2006. Therefore, both the Management Board and Supervisory Board of BÖHLER-UDDEHOLM AG will give special attention to the newly revised code. BÖHLER-UDDEHOLM AG will also comply with the (newly revised) Austrian Corporate Governance Code during the 2006 Business Year.

FINANCIAL CALENDAR 2006	
31 March 2006	Results for the 2005 Business Year
16 May 2006	Annual General Meeting
18 May 2006	Ex-Dividend Day
23 May 2006	Results for the First Quarter of 2006
26 May 2006	Payment of Dividends
1 September 2006	Results for the First Two Quarters of 2006
9 November 2006	Results for the First Three Quarters of 2006

Capital market information
can be obtained from:
Randolf Fochler
Phone (+43-1) 798 6901-22707
Fax (+43-1) 798 6901-22713
randolf.fochler@bohler-uddeholm.com
www.bohler-uddeholm.com

ADR symbol:	BDHHY
ÖTOB symbol:	BUD
Bloomberg:	BUD AV
Bridge:	AT;BUD
DOW Jones:	R.BUD
Reuters:	BHLR.VI

All 58 participants in the stock option plan had exercised their rights either through share settlement or cash settlement by the end of April 2005. The BÖHLER-UDDEHOLM stock option plan was therefore closed within the approved timeframe during the reporting year.

Based on a resolution passed by the Annual General Meeting on 14 May 2001, the Company started a stock buyback program on 4 October 2001. Shares repurchased as part of this program were used for the stock option plan in accordance with § 65 Par. 1 No. 4 of the Austrian Stock Corporation Act. The stock buyback was completed on 24 July 2002. During this period, the Company repurchased a total of 504,900 shares, or 4.6% of share capital, at an average price of 46.89 € per share.

This share buyback formed the basis for implementation of a stock option plan for 58 key managers of the Group. In order to participate in this program, eligible managers were required to make an individual investment in BÖHLER-UDDEHOLM stock. The members of the Management Board of BÖHLER-UDDEHOLM AG were able to purchase up to 1,000 shares, all other managers up to 500 shares. The Company granted participants 20 options for each share purchased as part of the individual investment. Each option entitles the recipient to purchase one share of BÖHLER-UDDEHOLM stock. The exercise price per share equals the average price at which shares were purchased during the buyback program (46.89 €).

PERFORMANCE-BASED PROGRAM.

Participants were only entitled to exercise their options if the price of the BÖHLER-UDDEHOLM share outperformed other steel companies during a two-year period (1 January 2002 to 31 December 2003). The performance comparison was based on a basket of ten steel stocks, whereby the BÖHLER-UDDEHOLM share had to exceed the average growth of the following companies: Acerinox, Arcelor, Carpenter, Corus, Ispat, Rautaruukki, Sandvík, SSAB, ThyssenKrupp and voestalpine.

During the required period, the BÖHLER-UDDEHOLM share was able to outperform the steel basket by nearly ten percentage points. On 7 January 2004, the outperformance was audited and verified by KPMG Alpen-Treuhand Gesellschaft mbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Linz. Participants in the stock option program were therefore authorized by a resolution of the Supervisory Board to exercise their options between 1 January 2004 and 31 December 2006.

A number of the shares held by BÖHLER-UDDEHOLM for the stock option plan in accordance with § 65 Par. 1 No. 4 of the Austrian Stock Corporation Act were no longer required for this purpose because the eligible participants elected to receive a cash settlement. These shares were reclassified with the approval of the Supervisory Board in accordance with § 65 Par. 1 No. 8 of the Austrian Stock Corporation Act and remained the property of BÖHLER-UDDEHOLM AG. These 451,900 shares were sold during the reporting year in conjunction with the capital increase.



> Studied on four continents > First job in Sweden > Went to Brazil for Böhler-Uddeholm > His task: to integrate Brazilians and Europeans > Enjoys 340 days of sunshine a year in Villares Metals > Burns with ambition in any climate.



ALLAN VALSKY, 33 YEARS OLD, Villares Metals S.A., Sumaré. www.bohler-uddeholm.com

	ASSETS		31/12/2005 in k€	31/12/2004 in k€
	A.	**Non-current assets**		
(1)	I.	Property, plant and equipment	751,900.1	562,831.6
	II.	Goodwill	41,061.9	32,326.0
	III.	Other intangible assets	15,573.2	9,140.4
	IV.	Investments in associates	114.5	114.5
	V.	Other financial assets	30,867.8	31,750.6
(2)	VI.	Deferred tax assets	69,079.8	60,247.1
			908,597.3	**696,410.2**
	B.	**Current assets**		
(3)	I.	Inventories	973,002.0	652,410.8
(4)	II.	Accounts receivable from trade	538,398.4	373,018.9
(5)	III.	Accounts receivable from affiliated companies	970.5	2,659.4
	IV.	Income tax receivables	3,578.4	356.1
(6)	V.	Other receivables	53,242.0	35,389.7
	VI.	Other securities	3,257.9	781.3
	VII.	Cash and cash equivalents	110,783.4	89,676.7
	VIII.	Prepaid expenses	13,007.9	13,196.9
			1,696,240.5	**1,167,489.8**
	Total assets		**2,604,837.8**	**1,863,900.0**

	SHAREHOLDERS' EQUITY AND LIABILITIES		31/12/2005 in k€	31/12/2004 in k€
	A.	**Shareholders' equity**		
(7)	I.	Share capital	92,692.5	79,970.0
(8)	II.	Capital reserves	432,907.1	264,596.6
(9)	III.	Treasury shares	0.0	(27,023.2)
(10)	IV.	Revenue reserves	475,664.2	328,612.2
	V.	Minority interest	8,728.0	6,717.5
	VI.	Retained earnings	95,876.9	46,515.6
			1,105,868.7	**699,388.7**
	B.	**Non-current liabilities**		
(11)	I.	Interest bearing debt	359,180.8	374,740.1
(2)	II.	Deferred tax liabilities	64,151.1	49,743.4
(12)	III.	Severance and pension provisions	278,533.6	203,885.2
	IV.	Other long-term provisions	53,924.6	22,942.1
	V.	Other long-term liabilities	8,621.2	6,371.9
			764,411.3	**657,682.7**
	C.	**Current liabilities**		
(13)	I.	Accounts payable from trade	266,317.9	177,058.9
	II.	Payments on account	1,555.8	3,192.9
(14)	III.	Short-term borrowings	113,103.0	107,379.7
(15)	IV.	Current portion of interest-bearing debt	94,174.9	28,803.6
(16)	V.	Short-term provisions	133,691.5	96,920.5
	VI.	Income tax liabilities	28,146.1	18,013.9
(17)	VII.	Other short-term liabilities	93,463.6	70,475.3
	VIII.	Prepaid income	4,105.0	4,983.8
			734,557.8	**506,828.6**
	Total shareholders' equity and liabilities		**2,604,837.8**	**1,863,900.0**

			2005 in k€	2004 in k€
(18)	**1.**	**Net sales**	**2,607,074.9**	**1,934,027.4**
(19)	2.	Cost of sales	(1,815,441.6)	(1,320,386.0)
	3.	**Gross profit**	**791,633.3**	**613,641.4**
(20)	4.	Other operating income	54,190.4	55,615.5
	5.	Distribution expense	(337,303.7)	(306,692.9)
	6.	Adminstrative expense	(140,168.7)	(117,417.1)
	7.	Impairment of goodwill	(443.1)	(5,672.7)
(21)	8.	Other operating expense	(53,943.5)	(47,572.7)
	9.	**Earnings before interest and tax (EBIT)**	**313,964.7**	**191,901.5**
	10.	Income/expense from shares of associated companies	0.0	0.0
	11.	Income/expense from securities	1,511.7	586.1
(22)	12.	Interest expense (net)	(28,113.9)	(29,944.9)
(23)	13.	Other financial result	(1,006.6)	(1,072.8)
	14.	**Financial result**	**(27,608.8)**	**(30,431.6)**
	15.	**Earnings before tax (EBT)**	**286,355.9**	**161,469.9**
(24)	16.	Income tax expense	(78,230.8)	(51,388.0)
	17.	**Net income**	**208,125.1**	**110,081.9**
		thereof attributable to equity holders of the parent	206,243.3	108,647.7
		thereof attributable to minority interest	1,881.8	1,434.2

		2005 in k€	2004 in k€
(33)	Basic earnings per share (in €)	17.4	10.3
(33)	Diluted earnings per share (in €)	17.2	9.9
(33)	Average number of shares outstanding – basic	11,831,292	10,531,766
(33)	Average number of shares outstanding – diluted	12,020,833	11,000,000

CHANGES IN SHAREHOLDERS' EQUITY AND MINORITY INTEREST

CONSOLIDATED FINANCIAL STATEMENTS 2005

in k€	Share capital	Capital reserves	Treasury shares	Revenue reserves
As at 1/1/2004	**79,970.0**	**264,596.6**	**(23,677.2)**	**315,892.5**
Dividend 2003	0.0	0.0	0.0	0.0
Net income	0.0	0.0	0.0	63,346.6
Share buyback 2004	0.0	0.0	(3,346.0)	0.0
Other neutral changes	0.0	0.0	0.0	(14.0)
As at 31/12/2004	**79,970.0**	**264,596.6**	**(27,023.2)**	**379,225.1**
Dividend 2004	0.0	0.0	0.0	0.0
Capital increase	12,722.5	155,824.3	0.0	0.0
Net income	0.0	0.0	0.0	110,470.4
Share buyback 2005	0.0	0.0	(1,518.4)	0.0
Sale of treasury stock 2005	0.0	12,486.2	28,541.6	0.0
Other neutral changes	0.0	0.0	0.0	(537.3)
As at 31/12/2005	**92,692.5**	**432,907.1**	**0.0**	**489,158.2**

CONSOLIDATED CHART OF PROVISIONS AS AT 31 DECEMBER 2005

CONSOLIDATED FINANCIAL STATEMENTS 2005

in k€	As at 1/1/2005	Foreign exchange differences	Changes in group structure	Used
Provision for deferred taxes	49,743.4	158.7	17,477.0	468.8
Severance and pension provisions	203,885.2	(492.8)	36,545.2	5,390.3
Provision for long service awards	14,649.4	0.6	555.7	374.5
Other long-term provisions	8,292.7	1,555.1	18,592.0	996.8
Other short-term provisions	96,920.5	2,892.1	22,355.5	53,569.0
Total	**373,491.2**	**4,113.7**	**95,525.4**	**60,799.4**

Actuarial results from long-term ıployee benefits	Translation reserves	Retained earnings	Minority interest	Total
0.0	**(44,610.1)**	**27,572.3**	**6,387.7**	**626,131.8**
0.0	0.0	(26,357.8)	(900.3)	(27,258.1)
0.0	0.0	45,301.1	1,434.2	110,081.9
0.0	0.0	0.0	0.0	(3,346.0)
0.0	(6,002.8)	0.0	(204.1)	(6,220.9)
0.0	**(50,612.9)**	**46,515.6**	**6,717.5**	**699,388.7**
0.0	0.0	(46,411.6)	(773.1)	(47,184.7)
0.0	0.0	0.0	0.0	168,546.8
0.0	0.0	95,772.9	1,881.8	208,125.1
0.0	0.0	0.0	0.0	(1,518.4)
0.0	0.0	0.0	0.0	41,027.8
(26,713.1)	63,832.0	0.0	901.8	37,483.4
(26,713.1)	**13,219.1**	**95,876.9**	**8,728.0**	**1,105,868.7**

Released	Allocated	Transfers	As at 31/12/2005
3,536.6	3,639.2	(2,861.8)	64,151.1
5,783.3	35,851.6	13,918.0	278,533.6
70.6	2,077.0	23.9	16,861.5
1,196.3	10,021.3	795.1	37,063.1
24,199.5	89,668.3	(376.4)	133,691.5
34,786.3	**141,257.4**	**11,498.8**	**530,300.8**

		2005 in k€	2004 in k€
	Earnings before tax	**286,355.9**	**161,469.9**
–	Income taxes	(78,230.9)	(51,388.0)
+ (–)	Depreciation (appreciation) of fixed assets	92,328.2	88,884.6
– (+)	Increase (reduction) in deferred tax assets	(4,605.1)	(2,387.3)
+ (–)	Increase (reduction) in long-term provisions	17,466.5	8,342.1
+ (–)	Translation difference from foreign currency items	(3,010.2)	215.3
– (+)	Income (expense) from disposal of fixed assets	2,574.3	(2,710.3)
=	**Cash flow before capital changes**	**312,878.7**	**202,426.3**
– (+)	Increase (reduction) in inventories, payments on account and prepaid expenses	(178,717.7)	(94,812.5)
+ (–)	Increase (reduction) in payments on accounts received and prepaid income	(2,551.4)	1,265.7
– (+)	Increase (reduction) in external accounts receivable	(44,343.2)	(58,442.5)
– (+)	Increase (reduction) in accounts receivable from affiliated companies (from trade receivables and other assets) and other receivables	(15,652.1)	6,917.1
+ (–)	Increase (reduction) in external accounts payable	24,468.4	47,165.2
+ (–)	Increase (reduction) in accounts payable from affiliated companies (from trade creditors and other liabilities) and other short-term liabilities	10,533.9	24,346.5
+ (–)	Increase (reduction) in short-term provisions	10,901.6	15,225.9
– (+)	Change in adjustment item for intercompany matching	(31.6)	(142.5)
+ (–)	Translation difference from foreign currency items	(42,109.1)	5,489.5
=	**Cash flow from operating activities**	**75,377.5**	**149,438.7**
–	Investment in fixed assets	(162,694.4)	(79,215.3)
+ (–)	Proceeds (losses) from disposal of fixed assets	(2,574.3)	2,710.3
+	Book value of assets disposed	12,945.1	7,351.7
+ (–)	Changes resulting from group consolidation and book transfers	8,927.3	(557.6)
+ (–)	Translation difference from foreign currency items	(23,144.7)	1,573.1
+ (–)	Cash flow from acquisitions net of cash acquired	(141,445.1)	(56,922.7)
=	**Cash flow from investing activities**	**(307,986.1)**	**(125,060.5)**

		2005 in k€	2004 in k€
+ (–)	Increase (reduction) in loans, ERP credits, other long-term liabilities and liabilities to banks	19,995.2	64,185.9
+ (–)	Increase (reduction) in bill liabilities	(296.0)	696.0
+ (–)	*Increase (reduction) in payables from affiliated companies* (from financing and clearing) and other long-term liabilities	(2,345.8)	(130.0)
– (+)	Increase (reduction) in receivables from affiliated companies (from financing and clearing)	3,536.2	1,467.5
+ (–)	Translation difference from debt denominated in foreign currency	5,475.0	(1,169.9)
–	Dividends paid, share movements, etc.	(7,218.4)	(41,727.3)
+	Capital increase	168,546.8	0.0
+ (–)	Translation difference from equity denominated in foreign currency	63,832.0	(6,000.1)
=	**Cash flow from financing activities**	**251,525.0**	**17,322.1**
+ (–)	Cash flow from operating activities	75,377.5	149,438.7
+ (–)	Cash flow from investing activities	(307,986.1)	(125,060.5)
=	**Free cash flow**	**(232,608.6)**	**24,378.2**
+ (–)	Cash flow from financing activities	251,525.0	17,322.1
=	**Change in cash and cash equivalents**	**18,916.4**	**41,700.3**
+	Cash and cash equivalents at start of year	90,458.0	49,563.9
+ (–)	Translation difference from foreign currency items	4,666.9	(806.2)
=	**Cash and cash equivalents at end of year**	**114,041.3**	**90,458.0**

	Cash and cash equivalents		
	Cash, cheques and bank accounts	110,783.4	89,676.7
	Current financial assets	3,257.9	781.3
		114,041.3	**90,458.0**

	Acquisition and production costs						
in k€	As at 1/1/2005	Foreign exchange differences	Changes in group structure	Acquisitions	Disposals	Transfers	As at 31/12/2005
I. Property, plant and equipment							
1. Property and buildings							
Value of land	70,312.7	1,681.0	7,894.1	10,897.6	231.2	(4,685.7)	85,868.5
Value of buildings	348,426.8	7,825.1	31,049.8	5,957.9	2,440.6	11,855.9	402,674.9
	418,739.5	9,506.1	38,943.9	16,855.5	2,671.8	7,170.2	488,543.4
2. Technical equipment and machinery	894,602.2	24,598.4	303,516.1	23,801.7	14,965.6	32,445.6	1,263,998.4
3. Other plants, work, and office equipment	200,408.0	3,842.8	25,738.2	12,341.6	14,088.8	5,909.2	234,151.0
4. Payments on account and plant under construction	32,398.4	3,555.9	1,203.2	92,820.6	762.4	(44,308.6)	84,907.1
	1,546,148.1	**41,503.2**	**369,401.4**	**145,819.4**	**32,488.6**	**1,216.4**	**2,071,599.9**
II. Intangible assets							
1. Concessions, patents, similar rights and licences	52,063.2	617.6	11,691.2	2,369.1	1,944.6	1,447.2	66,243.7
2. Development costs	310.9	0.0	0.0	0.0	0.0	0.0	310.9
3. Emission rights	0.0	0.0	1,059.0	0.0	1,059.0	0.0	0.0
4. Goodwill	89,807.3	231.8	504.5	8,811.5	13,007.2	0.0	86,347.9
5. Payments on account	213.7	0.0	0.0	50.4	0.0	(18.8)	245.3
	142,395.1	**849.4**	**13,254.7**	**11,231.0**	**16,010.8**	**1,428.4**	**153,147.8**
III. Investments in associates	**114.5**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**114.5**
IV. Other financial assets							
1. Shares in affiliated companies	4,624.3	11.4	1,428.0	3,005.0	0.0	(793.7)	8,275.0
2. Shares	2,828.5	4.5	0.0	766.5	45.2	0.0	3,554.3
3. Securities	26,070.4	22.5	30.2	1,812.7	5,424.3	0.0	22,511.5
4. Loans	5,571.5	91.4	0.0	59.8	803.6	15.3	4,934.4
	39,094.7	**129.8**	**1,458.2**	**5,644.0**	**6,273.1**	**(778.4)**	**39,275.2**
	1,727,752.4	**42,482.4**	**384,114.3**	**162,694.4**	**54,772.5**	**1,866.4**	**2,264,137.4**

Depreciation									Net value	
As at 1/1/2005	Foreign exchange differences	Changes in group structure	Acquisition	Impair-ments	Disposals	Transfers	Additions	As at 31/12/2005	As at 31/12/2005	As at 31/12/2004
15,676.1	(13.2)	877.0	1,126.0	0.0	1.6	(1,428.7)	0.0	16,235.6	69,632.9	54,636.6
185,493.7	1,689.5	21,497.1	10,271.7	0.0	1,210.9	4,366.8	0.0	222,107.9	180,567.0	162,933.1
201,169.8	1,676.3	22,374.1	11,397.7	0.0	1,212.5	2,938.1	0.0	238,343.5	250,199.9	217,569.7
625,629.6	14,878.4	218,981.2	58,322.3	100.0	13,617.3	1,032.1	436.0	904,890.3	359,108.1	268,972.6
156,517.1	2,174.3	15,506.7	15,295.9	0.0	12,672.9	(355.1)	0.0	176,466.0	57,685.0	43,890.9
0.0	0.0	0.0	0.6	0.0	0.0	(0.6)	0.0	0.0	84,907.1	32,398.4
983,316.5	**18,729.0**	**256,862.0**	**85,016.5**	**100.0**	**27,502.7**	**3,614.5**	**436.0**	**1,319,699.8**	**751,900.1**	**562,831.6**
43,050.0	293.0	2,569.7	5,281.2	0.0	452.9	(6.1)	0.0	50,734.9	15,508.8	9,013.2
201.6	0.0	0.0	94.3	0.0	0.0	0.0	0.0	295.9	15.0	109.3
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
57,481.3	216.6	152.0	0.0	443.1	13,007.2	0.0	0.0	45,285.8	41,062.1	32,326.0
195.8	(1.6)	0.0	1.9	0.0	0.0	0.0	0.0	196.1	49.2	17.9
100,928.7	**508.0**	**2,721.7**	**5,377.4**	**443.1**	**13,460.1**	**(6.1)**	**0.0**	**96,512.7**	**56,635.1**	**41,466.4**
0.0	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**114.5**	**114.5**
2,792.1	6.7	0.0	1,500.0	0.0	0.0	0.0	0.0	4,298.8	3,976.2	1,832.2
119.1	(0.7)	0.0	0.0	547.1	45.0	0.0	0.0	620.5	2,933.8	2,709.4
2,707.9	18.6	0.0	0.0	0.0	605.7	0.0	545.6	1,575.2	20,936.3	23,362.5
1,725.0	76.1	0.0	325.7	0.0	213.9	0.0	0.0	1,912.9	3,021.5	3,846.5
7,344.1	**100.7**	**0.0**	**1,825.7**	**547.1**	**864.6**	**0.0**	**545.6**	**8,407.4**	**30,867.8**	**31,750.6**
091,589.3	**19,337.7**	**259,583.7**	**92,219.6**	**1,090.2**	**41,827.4**	**3,608.4**	**981.6**	**1,424,619.9**	**839,517.5**	**636,163.1**

SEGMENT REPORTING ACCORDING TO IFRS / PRIMARY SEGMENT AS AT 31 DECEMBER 2005

DIVISION	HIGH PERFORMANCE METALS		WELDING CONSUMABLES		PRECISION STRIP	
in k€	2004	2005	2004	2005	2004	2005
Total sales	1,392,643.0	1,961,846.6	291,577.1	330,313.5	163,607.1	244,859.6
Intra-company sales	11,542.5	92,394.7	11,834.9	11,241.3	0.0	0.0
External sales	1,381,100.5	1,869,451.9	279,742.2	319,072.2	163,607.1	244,859.6
EBIT	154,128.9	264,596.3	20,925.5	20,827.2	32,200.9	37,119.3
Operating assets	1,273,817.7	1,790,767.3	187,303.2	219,973.4	125,334.7	186,256.7
Operating liabilities	247,662.1	353,741.8	44,124.0	56,127.5	28,163.2	32,207.5
Shares in affiliated companies	0.0	0.0	0.0	0.0	0.0	0.0
Income/expense of affiliated companies	0.0	0.0	0.0	0.0	0.0	0.0
Capex	60,282.7	124,051.6	5,638.0	8,845.8	6,000.5	7,999.6
Depreciation	59,550.0	68,979.9	12,198.9	8,692.7	6,831.2	8,264.5
Other non-cash income/expense	(3,321.5)	15,732.9	(2,511.4)	1,639.8	596.4	(1,720.3)
Employees	8,692	9,973	1,507	1,660	1,002	1,250

SEGMENT REPORTING ACCORDING TO IFRS / SECONDARY SEGMENT AS AT 31 DECEMBER 2005

REGION	AUSTRIA		EUROPEAN UNION		REST OF EUROPE		N/S AMERICA	
in k€	2004	2005	2004	2005	2004	2005	2004	2005
External sales	100,588.3	134,774.1	1,027,162.2	1,370,038.8	84,249.7	109,320.5	402,890.9	599,247.6
Operating assets	662,170.2	798,232.2	657,056.4	1,046,229.0	23,690.4	28,759.3	258,645.7	397,152.5
Operating liabilities	133,468.3	159,559.8	196,504.5	277,780.5	6,450.1	8,138.2	76,138.1	131,712.7
Capex	29,149.0	44,863.7	28,881.2	60,930.7	470.4	1,417.9	8,516.4	40,453.1

	SPECIAL FORGINGS		OTHER/CONSOLIDATION		GROUP	
	2004	2005	2004	2005	2004	2005
	87,185.7	150,053.4	62,235.3	69,244.3	1,997,248.2	2,756,317.4
	2,522.4	3,688.4	37,321.0	41,918.1	63,220.8	149,242.5
	84,663.3	146,365.0	24,914.3	27,326.2	1,934,027.4	2,607,074.9
	3,816.4	7,132.8	(19,170.2)	(15,710.9)	191,901.5	313,964.7
	78,954.0	175,734.7	15,170.8	14,423.7	1,680,580.4	2,387,155.8
	13,073.1	36,143.3	14,731.5	18,114.3	347,753.9	496,334.4
	0.0	0.0	114.5	114.5	114.5	114.5
	0.0	0.0	0.0	0.0	0.0	0.0
	3,125.8	14,883.1	1,796.9	1,270.3	76,843.9	157,050.4
	2,780.0	3,566.9	5,767.6	1,433.0	87,127.7	90,937.0
	265.5	65.5	2,902.1	882.8	(2,068.9)	*16,600.7*
	348	664	251	288	11,800	13,835

ASIA		AUSTRALIA		AFRICA		CONSOLIDATION		GROUP	
2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
244,199.6	312,407.5	49,632.7	56,153.7	25,304.0	25,132.7	0.0	0.0	1,934,027.4	2,607,074.9
104,063.1	137,624.7	46,494.4	64,472.9	10,903.8	12,493.8	(82,443.6)	(97,808.6)	1,680,580.4	2,387,155.8
29,426.2	30,905.9	9,970.4	12,155.3	2,546.5	2,337.2	(106,750.2)	(126,255.2)	347,753.9	496,334.4
9,383.5	8,234.3	205.8	544.6	237.6	606.1	0.0	0.0	76,843.9	157,050.4

A. GENERAL NOTES

The consolidated financial statements of BÖHLER-UDDEHOLM AG for the 2005 financial year were prepared in accordance with the International Financial Reporting Standards (IFRS) that were issued by the International Accounting Standards Board (IASB) and adopted by the European Union. The amendment to IAS 19 (Employee Benefits) was applied retrospectively for the 2005 financial year.

Data in the consolidated financial statements are shown in thousand Euros (k€); the figures in the notes are shown in million Euros (m€) unless stated otherwise.

B. CONSOLIDATION PRINCIPLES

1. CONSOLIDATION RANGE

The consolidation range was established in accordance with the principles set forth in IAS 27 (Consolidated and Separate Financial Statements). It comprises 15 domestic and 140 foreign subsidiaries, which are under the de jure and de facto control of BÖHLER-UDDEHOLM AG. The 19 companies not included in the consolidation are not significant, even in total. Their share in the combined sales of all Group companies equals 0.1%.

BÖHLER-UDDEHOLM AG acquired all of the shares in Edelstahlwerke Buderus AG, Wetzlar, and Deville Rectification Buderus S.A.S., Pont-Salomon, as of 1 July 2005. The purchase price totalled 134.8 m€. The consolidated financial statements for 2005 include sales and earnings for these companies from 1 July to 31 December 2005.

As of 1 November 2005, Böhler Schweisstechnik Austria GmbH acquired Avesta Welding AB, Avesta, and PT Avesta Welding LLC, Jakarta. In addition, the BÖHLER-UDDEHOLM Group also acquired the worldwide welding materials activities of the Avesta Group (in particular stocks, the customer base and selected employees). The purchase price totalled 11.5 m€. These consolidated financial statements include the sales and earnings of the acquired companies for November and December 2005.

In accordance with IAS 31 (Interests in Joint Ventures), the proportional method is used to consolidate the joint venture GBT Gedik Böhler Thyssen Kaynak Sanayi ve Ticaret Anonim Sirketi, Istanbul.

In addition, one domestic company is included in the consolidated financial statements "at equity".

A subsidiary is initially consolidated when control over the assets and business transactions is actually transferred to the parent company.

Companies included in the consolidated financial statements are listed in the table of holdings of BÖHLER-UDDEHOLM AG as of 31 December 2005, which is included as part of the notes.

The consolidation range (including BÖHLER-UDDEHOLM AG) developed as follows:

	Full consolidation	Proportional consolidation	At equity
As at 1/1/2005	**149**	**1**	**1**
Acquisitions	4	0	0
Foundations	5	0	0
Other additions	6	0	0
Disposals	0	0	0
Other disposals	8	0	0
As at 31/12/2005	**156**	**1**	**1**
Thereof foreign companies	140	1	0

The net effect of changes in the consolidation range, including consolidation entries, is as follows:

in m€	2005	2004
Non-current assets	131.7	55.6
Current assets	66.5	67.9
	198.2	**123.5**
Equity	(0.1)	10.8
Minority interest	0.1	0.3
Provisions	101.1	7.2
Liabilities	97.1	105.2
	198.2	**123.5**
Net sales	247.3	189.6
Earnings before tax	11.6	47.9
Employees	1,777	1,583

2. CONSOLIDATION METHODS

Subsidiaries are consolidated in accordance with IFRS 3 (Business Combinations) based on the purchase method. Under this method the carrying amount of the investment is offset against the proportional share of revalued equity (purchase accounting).

Any remaining difference is capitalized as goodwill. Up to the end of the 2003 financial year this goodwill was generally amortized over a period of five years, or at most 15 years. Significant impairments in value that exceeded the scope of regular amortization were reflected in extraordinary write-downs.

The major changes to IFRS 3 involve the valuation of goodwill. In contrast to the provisions of IAS 22, goodwill on acquisitions may no longer be amortized on a regular basis. Goodwill that arose before 1 January 2004 was stated at its carrying value as of 31 December 2003, and will be subject to an annual impairment test. The results of this analysis are compared to the recoverable amount of the asset as of the balance sheet date, which is determined as the greater of fair value and value in use. In the BÖHLER-UDDEHOLM Group, value in use is based on the present value of discounted pre-tax free cash flows in the cash generating unit to which the goodwill is attributed. The cash generating unit is defined as the smallest identifiable group of assets that produce cash flows, which are the individual subsidiaries in the BÖHLER-UDDEHOLM Group. Impairment tests carried out in the 2005 financial year led to impairment losses of 443.1 k€ (previous year: 5,672.2 k€).

If the proportional share of equity in the acquired company is higher than the applicable book value on the acquisition date, the value of all assets, liabilities and contingent liabilities must be reassessed. If this test still shows negative goodwill, the relevant amount must be recognized immediately as income. In 2005, no negative goodwill was charged to the income statement (previous year: 11.3 m€).

In accordance with IAS 27 (Consolidated and Separate Financial Statements), minority interest in the equity and profit or loss of entities controlled by the parent company is shown as a component of Group equity on the consolidated financial statements. In the financial years prior to 31 December 2004 these figures were shown as a separate item on the balance sheet between equity and provisions. The comparable values from previous financial years were adjusted accordingly.

The same basic principles used to consolidate subsidiaries apply analogously to companies consolidated using the proportional method.

The purchase method is used to consolidate companies at equity. Any resulting positive difference was previously capitalized as goodwill, and amortized over a period of five years up to and including 2003. As of 1 January 2004, this goodwill is recorded under "investments in associates" and subject to an annual impairment test. At present the consolidated financial statements of BÖHLER-UDDEHOLM AG do not include any goodwill from companies consolidated at equity.

All receivables, liabilities, expenses and income arising from transactions between members of the Group are eliminated. Intercompany profits (e.g. in inventories) are also eliminated if they are material.

3. FOREIGN CURRENCY TRANSLATION

In accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates), the annual financial statements of foreign companies included in the consolidation are translated into Euro using the functional currency method. The relevant national currency is the functional currency for the vast majority of companies since this currency determines the primary economic environment in which these companies operate. All assets and liabilities are therefore translated at the closing rate on the balance sheet date; income and expenses are translated at the average rate for the year.

Translation differences between the closing rate on the balance sheet date and the average rate used for the income statement are charged or credited to equity. Any translation difference resulting from the adjustment of equity versus the initial consolidation is charged or credited to revenue reserves with no effect on the income statement. The resulting increase in equity for the reporting year is 63.8 m€ (previous year: decrease of 6.0 m€).

Changes in fixed assets are translated at average rates. Changes in exchange rates over the prior year and differences resulting from the use of average rates to translate current year changes are shown separately as "foreign exchange differences" on the consolidated statement of fixed assets.

Translation differences resulting from the conversion of monetary items denominated in a foreign currency, which arise from exchange rate fluctuations between the date a transaction is recorded and the balance sheet date, are recognized as income or expense of the relevant period. Non-monetary items valued at purchase or production cost are translated at the historical rate. Translation differences on monetary items, such as long-term receivables or loans, that are partly owned by a foreign entity are charged or credited to equity with no effect on the income statement.

The major exchange rates used for foreign currency translation during the year are as follows:

	Closing rate		Average rate	
Currency	31/12/2005	31/12/004	2005	2004
Brazilian Real	2.756697	3.620604	2.970497	3.628697
British Pound	0.685300	0.705100	0.683857	0.678207
Swedish Krona	9.388525	9.020630	9.277471	9.124670
Swiss Franc	1.555101	1.542900	1.548304	1.539722
Singapore Dollar	1.962801	2.226200	2.060399	2.101847
US-Dollar	1.179700	1.362101	1.242610	1.246894

C. ACCOUNTING AND VALUATION METHODS

Group valuation rules reflect the principle of consistent balance sheet preparation and valuation. Compliance with these uniform valuation principles is verified and confirmed by the auditors of the individual company financial statements. Data from companies consolidated at equity are not adjusted to conform to Group valuation methods.

NON-CURRENT ASSETS

Property, plant and equipment are valued at purchase or production cost and depreciated regularly over their useful life or to the lower recoverable amount. Depreciation is generally calculated according to the straight-line method.

The depreciation rates on fixed assets are as follows:

	in %
Residential property	2.0 – 3.0
Office and plant buildings, other structures	2.0 – 20.0
Machinery and equipment	3.3 – 25.0
Tools, office equipment	5.0 – 25.0
Minor assets	100.0

Impairment losses that exceed ordinary depreciation are reflected according to the requirements of IAS 36 (Impairment of Assets). Whenever an impairment loss is reversed, a corresponding write-up is made.

Leases for tangible assets, which transfer all risks and opportunities of ownership to the lessee (finance leasing), are capitalized at market value or the lower cash value in accordance with IAS 17 (Leases). These assets are depreciated over their useful life or the shorter term of the lease contract. Payment obligations resulting from future lease instalments are discounted and carried as liabilities.

Maintenance expenses for the financial year are recorded as costs.

Third party interest expense on tangible assets is not capitalized if production or purchase extends over a longer period of time.

Real estate that meets the requirements of IAS 40 (Investment Property) for classification as a financial investment is carried at acquisition price, whereby buildings are shown after the deduction of ordinary depreciation. If the fair value of these assets differs from the carrying value, the estimated fair value is shown in the notes.

Government grants (investment subsidies) are recorded as a liability and amortized over the use of the asset.

Intangible assets are valued at cost and amortized using the straight-line method. Amortization rates range from 6.67% to 33.3%. Research costs may not be capitalized according to IAS 38 (Intangible Assets), and are therefore expensed as incurred. Development costs also generally represent period expenses. These costs may only be capitalized if development activity will lead with sufficient probability to future revenues, which also cover the related costs. Moreover, various criteria detailed under IAS 38.57 (Intangible Assets) must be fulfilled in a cumulative manner with regard to development projects.

Shares in associated companies, which are not of minor importance, are included in the consolidated financial statements at equity based on the latest annual accounts available.

Investments and shares in associated companies, which are not included in the Group financial statements using the full, proportional or equity consolidation methods, are shown under other financial assets at purchase cost less extraordinary write-downs to reflect any impairment.

Interest-bearing loans are stated on the balance sheet at face value, interest-free loans at cash value.

Securities recorded under financial assets, which serve to cover employee benefits, are shown at fair value.

Deferred taxes are calculated, in particular, for temporary differences between the tax and commercial balance sheets of individual companies and for consolidation items. They are computed according to the balance sheet liability method in accordance with IAS 12 (Income Taxes – revised 2000). Future tax benefits on losses carried forward are capitalized to the extent that they will be reversed within a foreseeable period. The calculation of deferred taxes is based on the customary national income tax rate at the time the temporary difference is reversed.

CURRENT ASSETS

Inventories are valued at purchase or production cost, or the lower recoverable amount as of the balance sheet date. Where assets are comparable, purchase or production cost is determined by the weighted average price method or similar methods. Production cost includes only direct expenses and allocated overheads.

Trade and other receivables are recorded at cost. Recognizable risks are reflected in appropriate valuation adjustments. Significant non-interest or low interest-bearing receivables are discounted.

Marketable securities recorded under cash and cash equivalents are stated at market value (mark-to-market).

TREASURY SHARES / STOCK OPTION PROGRAM

All 58 participants in the stock option plan had exercised their rights by the end of April 2005 either through share settlement or cash settlement. This closed the BÖHLER-UDDEHOLM stock option plan within the prescribed period.

Based on the authorization of the Annual General Meeting on 14 May 2001, the Company started a share buyback program for the stock option plan on 4 October 2001 in accordance with § 65 Par. 1 No. 4 of the Austrian Stock Corporation Act. The share buyback was concluded on 24 July 2002. During this period the Company purchased a total of 504,900 shares at an average price of 46.89 € per share over the stock exchange. This figure represented 4.6% of share capital.

These shares were repurchased for the implementation of a stock option program for 58 key managers. The prerequisite for participation in this program was an individual investment by each beneficiary. Each member of the Management Board of BÖHLER-UDDEHOLM AG was permitted to purchase up to 1,000 shares of BÖHLER-UDDEHOLM stock, all other key employees up to 500 shares each. Participants were granted 20 options for each share of individual investment. Each option represented the right to purchase one share of BÖHLER-UDDEHOLM common stock. Options granted to key employees and members of the Management Board as part of this program represent 504,900 shares. The exercise price equaled the average price at which the shares were repurchased, which was 46.89 €.

Participants in this program were only entitled to exercise their options if the BÖHLER-UDDEHOLM share outperformed other steel securities during a period of two years (1 January 2002 to 31 December 2003). This comparison was based on a "basket" of ten steel companies, whose average share price growth had to be exceeded by the BÖHLER-UDDEHOLM share.

During the observation period, the BÖHLER-UDDEHOLM share outperformed the steel basket by nearly ten percentage points. This result was examined and confirmed by KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Linz, on 7 January 2004. A resolution of the Supervisory Board entitled the participants in this stock option program to exercise their options during the period from 1 January 2004 up to and including 31 December 2006.

A number of the shares held by BÖHLER-UDDEHOLM for the stock option plan in accordance with § 65 Par. 1 No. 4 of the Austrian Stock Corporation Act were no longer required for this purpose because the participants elected to receive a cash settlement. These shares were reclassified with the approval of the Supervisory Board and in accordance with § 65 Par. 1 No. 8 of the Austrian Stock Corporation Act, and remained the property of BÖHLER-UDDEHOLM AG. In addition to the 411,000 shares that were reclassified during the previous year, a further 40,900 shares were reclassified by April 2005. This brought the total number of reclassified shares to 451,900. These shares were sold during the capital increase in 2005.

NON-CURRENT LIABILITIES

SEVERANCE AND PENSION PROVISIONS

As a result of statutory obligations, employees of Austrian group companies are entitled to receive a one-time severance payment upon redundancy or at retirement. This payment is dependent on the number of years of service and relevant salary/wage at the end of employment. The provisions for severance payments are calculated as of the balance sheet date according to the "projected unit credit method" based on an interest rate of 5.0% p.a. (previous year: 5.9% p.a.) and future salary increases of 2.5% p.a. (previous year: 2.5% p.a.). The expected retirement age reflects the definitions set forth in the Austrian Pension Act of 2004. The transition rules governing older employees were taken into account. Severance obligations for foreign group companies were calculated and recognized according to comparable methods.

The BÖHLER-UDDEHOLM Group has different pension plans for its employees, which are determined by the legal, economic and tax conditions of the individual countries. In part, pension obligations are financed via external funds or re-insurance. A significant proportion of current pension obligations and entitlements to future pensions is covered by provisions. The obligations of our companies are determined based on the projected unit credit method in accordance with IAS 19 (Employee Benefits – revised 2000). Beginning with the 2005 financial year, the BÖHLER-UDDEHOLM Group records actuarial gains and losses in accordance with IAS 19.93A directly within equity in the year these items arise and outside the income statement.

Pension obligations are calculated using the following parameters:

	Interest rate		Return on plan assets		Wage/salary increase		Pension increase	
in %	2005	2004	2005	2004	2005	2004	2005	2004
Austria	5.0	5.9	5.0	3.0	2.5	2.5	1.8	1.8
Germany	5.0	5.9	5.0	3.0	2.5	2.5	1.8	1.8
Sweden	5.0	5.5	n.a.	n.a.	3.0	3.0	2.0	2.0
USA	6.0	6.25	8.0	8.0	0.0	0.0	0.0	0.0

a) Austria
At BÖHLER-UDDEHOLM AG and its Austrian subsidiaries, a defined contribution plan entitles employees to receive a pension payment upon retirement. In the case of defined benefit plans for management, the pension payment is dependent on the length of service with the company and/or salary at retirement. Other pension commitments provide for an indexed sum as a pension payment, which is dependent on the length of service. Payment obligations are financed through a legally independent pension fund, APK Pensionskasse AG (APK), Vienna, to which the vested pension obligations are transferred, or through the creation of provisions.

The defined contribution plan, which has also applied to new commitments to key management since 1 January 1998, provides for ongoing contributions of up to 10% of gross monthly salaries by companies to APK. In addition to the employer's payment, employees are entitled to make additional contributions.

b) Germany
The majority of German subsidiaries have defined benefit plans, which are structured in accordance with local pension laws and established within the framework of company agreements. Payments are based on the applicable years of service in the form of a fixed amount per year. In some companies, this fixed amount is modified according to the employee's income at retirement. Current pensions are subject to regular adjustment audits in accordance with legal regulations for indexing.

Management is generally excluded from pension payments under retirement laws if they have received commitments in accordance with the guidelines of the Essener Verband. In such cases, pension payments are determined according to group contributions as defined by the Essener Verband and the reported entry date; a certain percentage of pensions granted by social security providers are also taken into account.

Payment obligations are reflected in provisions, which are calculated according to actuarial principles.

c) Sweden
ITP – Collectively Agreed Occupational Pension Insurance
ITP provides a supplementary pension for salaried employees in private industry. It is an occupational pension insurance, which is based on a collective agreement between SAF and PTK. The insurance covers employees working in the private sector. The employer takes out insurance with Alecta and pays the premiums. ITP supplements statutory insurance.

The insurance includes a number of benefits. The most important is retirement pension, which consists of two components: a basis component and a supplementary retirement pension – ITPK. In addition to retirement pension, ITP insurance also provides short-term disability coverage and family pensions.

The employer starts to make premium payments for retirement and family pensions when an employee reaches the age of 28, while short-term disability pension premiums are paid from the age of 18. The costs are individual for each employee and depend, among other things, on the employee's salary, age, length of service and retirement age. The employer also contributes to a collectively agreed occupational group life insurance plan – TGL – which provides a lump-sum payment if the insured dies before the age of 65.

ITP pension obligations are reflected in the creation of provisions. Claims are protected against insolvency by the Försäkeringsbolaget Pensionsgaranti (FPG).

The SAF-LO Collective Pension

The SAF-LO Collective Pension covers 1.4 million wage employees in the private sector and supplements the statutory national pension. It was negotiated by the two major organizations in the Swedish labour market – SAF (the Swedish Employers' Confederation) and LO (the Swedish Trade Union Confederation).

Life Income Principle

The pension is based on total income earned by an employee from the age of 21 through employment in sectors covered by the agreement. The employer pays a pension premium equivalent to 3.5% of the employee's total gross compensation. The retirement age is 65, but it is possible to draw the pension at an earlier or later date.

d) USA

The Böhler-Uddeholm Corporation pension program consists of a defined benefit plan for all non-union employees (management staff) and a defined contribution plan for all other employees of the company.

Non-Union Employees' Pension Plan

All future obligations arising from the Non-Union Employees' Pension Plan were frozen as of 30 September 2002, and no further contributions will be made in the future. Beneficiaries may vest their claims through payment, up to a maximum of the amount earned on or before 30 September 2002. Employees who joined the company after 30 September 2002 may not participate in this pension plan.

The right to receive a company pension begins after six months of employment and at a minimum age of 20.5 years. This right becomes vested after five years of service.

The pension is calculated as 0.625% of the final salary/wage plus 0.625% of the difference between the final salary/wage and the defined minimum pension, multiplied by the allowable years of service, with an upper limit of 35 such years.

The retirement age is assumed to be 65. Early retirement is possible from 55 onwards at reduced payments if the beneficiary has at least 15 years of service or if the total years of service plus the age of the employee equals a minimum of 80.

The employee may choose to receive payment over a period of 10 or 15 years. If the claim is less than 3,500 USD, a one-time instalment is paid.

If rights are vested, the company is obliged to pay 75% of the pension to the surviving partner in case of death.

In case of invalidity, 100% of claims are considered to be vested immediately. In addition, the provisions for regular pensions apply.

Böhler-Uddeholm Corporation Retirement and Savings Plan
The right to participate in the Böhler-Uddeholm Corporation Retirement and Savings Plan begins after six months of employment and at a minimum age of 21 years. Claims based on employee contributions are vested immediately, and those from employer contributions after five years (20% p.a.).

Employee contributions may range from 1% to 25% of the gross assessment base plus 1% to 10% of the net assessment base, but may not exceed the legal limit.

Contributions by the employer equal 100% of the first 3% of employee contributions plus 50% of the second 3%. Non-vested claims to employer contributions are distributed among the remaining beneficiaries based on their share of total pension rights. The company also has the option to pay part of annual net profit into the pension fund on a voluntary basis. Distributions to beneficiaries are made in the same way as non-vested rights.

On a quarterly basis, beneficiaries have the option to shift their portfolio within the securities fund that covers claims. A transfer of securities from external funds is possible under certain conditions.

A retirement age of 65 is assumed. Payment is made optionally as instalments or a one-time payment at age 65 or in the event of invalidity of the beneficiary; in case of death, payment is made to a person previously designated by the employee.

An employee may withdraw his/her contributions prematurely, but may then make no further contributions to the fund for six months. Beginning at age 59.5, withdrawals may also be made from the securities fund.

Any member of the fund may borrow against his/her fund assets, provided the loan does not exceed 50,000 USD. Interest is charged at the prime rate +1%, and repayment is generally made over a maximum of five years, with an extension to ten years permitted for residential building loans.

OTHER LONG-TERM / SHORT-TERM PROVISIONS
Other provisions shown under other long-term/short-term liabilities cover all foreseeable and contingent liabilities up to the balance sheet date. The amounts reflect the most probable value based on careful assessment. Provisions are not recorded for expenses.

OTHER LONG-TERM / SHORT-TERM LIABILITIES
Other long-term/short-term liabilities are comprised primarily of taxes and amounts due to social security carriers. Liabilities are stated at redemption value.

DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments held by the Group (see Note 27 for detailed information) are stated at fair value as of the balance sheet date, and recorded under other receivables or other liabilities. Any change in fair value from the previous closing date is recognized directly in the income statement. Only gains or losses from the valuation of hedges on long-term loans to Group companies are recorded under equity with no impact on the profit and loss account.

RECOGNITION OF INCOME AND EXPENSE

Revenue from the sale of goods and services is recognized when risk and opportunity are transferred to the buyer.

Interest income is recognized on a pro rata basis in accordance with the effective return on the asset. Dividend income is recorded when a legal claim arises.

SELLING EXPENSES

In addition to marketing and sales department costs, selling expenses include logistics costs and related administrative expenses. This item is comprised primarily of consulting expenses, allocated personnel expenses, and expenses for external services.

ADMINISTRATIVE EXPENSES

This item is comprised of general administrative expenses that cannot be allocated to manufacturing costs. Administrative expenses basically include legal, audit and consultancy costs, allocated personnel expenses, external services, and expenses for events, rents and leases.

ESTIMATES

To a certain extent estimates and assumptions must be made in the consolidated financial statements, which affect the assets and liabilities recorded in the balance sheet, the statement of other obligations as of the balance sheet date, and the recognition of income and expenses for the reporting period. Actual amounts arising in the future may differ from these estimates.

D. NOTES TO THE CONSOLIDATED BALANCE SHEET AND TO THE CONSOLIDATED INCOME STATEMENT

1. PROPERTY, PLANT AND EQUIPMENT

The classification of assets summarized in the balance sheet and relevant changes are shown in the statement of assets on pages 68 and 69.

Property, plant and equipment also include leased assets totalling 12.2 m€ (previous year: 9.7 m€), which are attributed to the Group as the economic owner because of the nature of the underlying lease contracts (finance lease). This total includes 0.8 m€ of land (previous year: 0.8 m€), 10.6 m€ of buildings (previous year: 7.6 m€) and 0.8 m€ of machinery and equipment (previous year: 1.3 m€).

Future expenses arising from finance lease contracts totalled 18.4 m€ as of 31 December 2005 (previous year: 13.7 m€), and are due as follows:

in m€	31/12/2005	31/12/2004
In the following year	2.4	1.2
In the next five years	9.7	5.2
After the next five years	6.3	7.3

Future expenses arising from operating lease contracts totalled 22.9 m€ as of 31 December 2005 (previous year: 22.1 m€), and are due as follows:

in m€	31/12/2005	31/12/2004
In the following year	6.8	5.5
In the next five years	16.1	16.6
After the next five years	0.0	0.0

As of 31 December 2005, commitments for the purchase of fixed assets equalled 26.5 m€ (previous year: 9.7 m€).

Own work capitalized for the 2005 financial year totalled 3.3 m€ (previous year: 3.0 m€).

In 2005, impairment losses of 0.1 m€ (previous year: 4.5 m€) were recorded. Write-ups of 0.4 m€ (previous year: none) were made during the reporting year.

2. ALLOCATION OF DEFERRED TAXES

Temporary differences between the carrying amount and tax base of the following items led to deferred taxes as follows:

	2005		2004	
in m€	Assets	Liabilities	Assets	Liabilities
Individual companies in total				
Pension provisions	15.2	0.2	4.4	0.0
Severance provisions	6.2	0.0	3.2	0.0
Tax losses carried forward	14.5	0.0	20.7	0.0
Untaxed reserves	0.0	39.4	0.0	23.9
Other	8.1	13.7	8.1	14.7
Subtotal	**44.0**	**53.3**	**36.4**	**38.6**
Consolidation				
Intercompany profit elimination	10.9	(2.7)	10.9	(0.9)
Revalued assets	0.0	7.9	0.0	7.9
Other	14.2	5.7	12.9	4.1
Deferred tax assets/liabilities	**69.1**	**64.2**	**60.2**	**49.7**

Deferred taxes were not recorded on differences resulting from investments in subsidiaries in accordance with IAS 12.39 (Income Taxes – revised 2000).

Deferred tax assets were not recorded on losses of 53.1 m€ carried forward (previous year: 67.3 m€) if the use of these tax losses carried forward is not to be expected in the foreseeable future.

3. INVENTORIES

Inventories are classified as follows:

in m€	31/12/2005	31/12/2004
Raw materials and consumables	138.9	89.5
Work in progress	275.5	171.6
Finished goods	413.8	277.0
Merchandise	140.4	109.6
As yet unbillable services	2.3	2.5
Payments on account	2.1	2.2
Total	**973.0**	**652.4**

Value adjustments totalling 18.1 m€ (previous year: 16.2 m€) were made to inventories during the 2005 financial year.

4. ACCOUNTS RECEIVABLE FROM TRADE

in m€	31/12/2005	31/12/2004
Accounts receivable from trade	538.4	373.0
Thereof over one year	0.5	0.8
Thereof secured by bills of exchange	16.3	6.4

Value adjustments of 12.1 m€ were recorded to receivables from trade during the financial year (previous year: 4.1 m€).

5. ACCOUNTS RECEIVABLE FROM AFFILIATED COMPANIES

in m€	31/12/2005	31/12/2004
Accounts receivable from affiliated companies	1.0	2.7
Thereof over one year	0.0	0.0
Thereof from the provision of goods and services	1.0	1.9

Receivables from affiliated companies represent receivables from non-consolidated affiliated enterprises.

6. OTHER RECEIVABLES

in m€	31/12/2005	31/12/2004
Accounts receivable from enterprises in which shares are held	0.5	0.5
Thereof over one year	0.0	0.0
Thereof from the provision of goods and services	0.5	0.5
Other receivables and assets	52.7	34.9
Thereof over one year	3.5	2.6
Total	**53.2**	**35.4**
Thereof over one year	3.5	2.6
Thereof from the provision of goods and services	0.5	0.5

7. SHARE CAPITAL

The share capital of the company totalled 92,692,500 € as of the balance sheet date. It is divided into 12,750,000 shares (previous year: 79,970,000 €; 11,000,000 shares) with zero par value.

8. CAPITAL RESERVES

Appropriated capital reserves (premium) were increased by the premium from the capital increase, less related expenses and deferred taxes of 155.8 m€, as well as the gain on the sale of treasury stock, less deferred taxes of 12.5 m€, and now total 273.7 m€.

Free capital reserves remained unchanged at 159.2 m€.

9. TREASURY SHARES

A number of the shares held by BÖHLER-UDDEHOLM for the stock option plan in accordance with § 65 Par. 1 No. 4 of the Austrian Stock Corporation Act were no longer required for this purpose because the eligible participants elected to receive a cash settlement. These shares were reclassified with the approval of the Supervisory Board and in accordance with § 65 Par. 1 No. 8 of the Austrian Stock Corporation Act, and remained the property of BÖHLER-UDDEHOLM AG. By April 2005 participants holding 30,900 shares (up to 31 December 2004: 421,000) had opted for a cash settlement and 40,900 shares – for a total of 451,900 shares (up to 31 December 2004: 411,000) – were reclassified. These 451,900 shares were sold during the capital increase.

10. REVENUE RESERVES

Revenue reserves were increased to the extent necessary to match the balance sheet profit in the consolidated group accounts with the comparable figure in the annual accounts of BÖHLER-UDDEHOLM AG.

The regulations set forth in IAS 19.93A were applied for the first time in the 2005 financial year. They allow the full recognition of actuarial gains and losses on the calculation of long-term provisions for severance compensation and pensions to equity in the year these items arise. This change in accounting method resulted in a decrease of 36.5 m€ in equity that was not recognized in the income statement. Deferred tax resulting from this transaction was recognized directly in the equity of the Group, which therefore increased by 9.8 m€.

11. INTEREST-BEARING DEBT

This item contains all interest-bearing liabilities with a maturity of more than one year, and is classified as follows:

in m€	31/12/2005	31/12/2004
Liabilities to banks	349.0	366.1
Thereof over five years	107.3	186.1
Thereof secured by collateral	13.2	4.8
Liabilities from finance leases	10.0	8.6
Other interest-bearing liabilities	0.2	0.0
Total	**359.2**	**374.7**

12. SEVERANCE AND PENSION PROVISIONS

a) Severance provisions

The provisions developed as follows in 2005:

in m€	2005	2004
Defined benefit obligation (DBO) on 1/1	**70.1**	**67.8**
Service costs	2.5	2.5
Interest payments	4.0	3.6
Reclassifications and conversions	(4.3)	(2.3)
Actuarial gains or losses	9.3	(1.5)
Defined benefit obligation (DBO) on 31/12	**81.6**	**70.1**
Accumulated actuarial gains and losses[1]	0.0	(4.6)
Severance provisions on 31/12	**81.6**	**65.5**
Corridor	n.a.	**7.0**
Change in severance provisions		
Gross service costs	6.8	7.3
Severance payments	(4.3)	(4.8)
Service costs	2.5	2.5
Interest payments	4.0	3.6
Reclassifications and conversions	9.6	(5.3)
Net development	**16.1**	**0.8**

1) The regulations set forth in IAS 19.93A were applied for the first time in the 2005 financial year. They allow the full recognition of actuarial gains and losses on the calculation of long-term provisions for severance compensation and pensions to equity in the year these items arise. This change in accounting method led to a decrease of 13.9 m€ in equity from the resulting treatment of the severance provision that was not recognized in the income statement. Of this amount, 4.6 m€ are related to the conversion as of 1 January 2005. Therefore, the change in the severance provision reflects the development of the DBO beginning in the 2005 financial year.

b) Pension provisions

The provisions developed as follows in 2005:

in m€	2005	2004
Defined benefit obligation (DBO) on 1/1	**215.6**	**209.6**
Currency conversion	1.1	0.1
Changes in the consolidation range	37.1	0.0
Service costs	1.6	3.6
Interest payments	12.5	11.1
Reclassifications and conversions	(4.9)	(10.8)
Actuarial gains or losses	16.1	2.0
Defined benefit obligation (DBO) on 31/12	**279.1**	**215.6**
Accumulated actuarial gains and losses[1]	0.0	(11.5)
Plan assets at fair value	(82.2)	(65.7)
Pension provisions on 31/12	**196.9**	**138.4**
Corridor	**n.a.**	**21.6**
Change in pension provisions		
Gross service costs	14.0	15.1
Pension payments	(12.4)	(11.5)
Service costs	1.6	3.6
Interest payments	12.5	11.1
Changes in the consolidation range	37.1	0.0
Recording of actuarial gains and losses	22.6	0.0
Reclassifications, conversions and fund contributions	(5.7)	(10.6)
Return on plan assets	(9.6)	(2.9)
Net development	**58.5**	**1.2**

1) The regulations set forth in IAS 19.93A were applied for the first time in the 2005 financial year. They allow the full recognition of actuarial gains and losses on the calculation of long-term provisions for severance compensation and pensions to equity in the year these items arise. This change in accounting method led to a decrease of 22.6 m€ in equity from the resulting treatment of the pension provision that was not recognized in the income statement. Of this amount, 11.5 m€ are related to the conversion as of 1 January 2005. Therefore, the change in the severance provision reflects the development of the DBO beginning in the 2005 financial year.

13. ACCOUNTS PAYABLE FROM TRADE

in m€	31/12/2005	31/12/2004
Trade creditors	264.8	175.4
Thereof from affiliated companies	1.1	0.5
Bills of exchange	1.5	1.7
Total	**266.3**	**177.1**

14. SHORT-TERM BORROWINGS

These include current account overdrafts, subsidized export loans and other working capital credits as of 31 December.

15. CURRENT PORTION OF LONG-TERM INTEREST-BEARING DEBT

This item contains all interest-bearing liabilities with a maturity of less than one year, and is classified as follows::

in m€	31/12/2005	31/12/2004
Liabilities to banks	93.2	26.7
Liabilities from finance leases	0.9	0.5
Liabilities from financing and clearing	0.1	1.6
Total	**94.2**	**28.8**

16. SHORT-TERM PROVISIONS

These provisions contain allowances for restructuring measures, contract risks, warranties and risks in the distribution sector. They also include obligations to employees, in particular for unused vacation and current benefits.

17. OTHER SHORT-TERM LIABILITIES

in m€	31/12/2005	31/12/2004
Liabilities from taxes	23.6	18.6
Liabilities from social security	12.5	9.3
Other liabilities	57.4	42.6
Total	**93.5**	**70.5**

18. NET SALES

Please refer to the segment reports on pages 70 and 71 for information on the composition of net sales.

19. COST OF SALES

The cost of goods sold represents the production cost of goods and services. In addition to personnel expenses of 334.7 m€ (previous year: 276.3 m€) and depreciation of 70.6 m€ (previous year: 57.3 m€), this item includes only those third-party services required for the production sector.

The cost of materials for 2004 included the following items:

in m€	2005	2004
Costs for materials and merchandise	1,183.7	810.4
Energy	91.5	65.7
Third-party services	101.9	79.2
Total	**1,377.1**	**955.3**

Research and development costs of 19.0 m€ were recognized as expense in the 2005 financial year (previous year: 16.0 m€).

20. OTHER OPERATING INCOME

in m€	2005	2004
Proceeds from disposals of and write-ups to fixed assets other than financial assets	0.4	3.4
Proceeds from the dissolution of provisions	5.5	3.0
Realized exchange gains	19.4	10.7
Unrealized exchange gains	1.6	5.9
Other income	27.3	32.6
Total	**54.2**	**55.6**

21. OTHER OPERATING EXPENSES

in m€	2005	2004
Non-income based taxes	7.2	12.7
Realized exchange losses	14.4	10.6
Unrealized exchange losses	6.8	3.9
Other	25.5	20.4
Total	**53.9**	**47.6**

22. INTEREST EXPENSE (NET)

in m€	2005	2004
Interest income and related earnings	13.4	8.8
Thereof from affiliated companies	0.3	0.4
Interest and related expenses	(41.5)	(38.7)
Thereof from affiliated companies	0.0	0,0
Thereof interest on employee benefits	(12.5)	(11.2)
Net interest expense	**(28.1)**	**(29.9)**
Thereof from affiliated companies	0.3	0.4

23. OTHER FINANCIAL RESULT

in m€	2005	2004
Income from shares	0.1	0.1
Thereof from affiliated companies	0.1	0.1
Expenses related to shares	(1.9)	(1.5)
Thereof from affiliated companies	(1.5)	(1.5)
Write-downs of financial assets	(0.1)	0.0
Book gains on the sale of marketable securities	0.9	0.3
Total	**(1.0)**	**(1.1)**
Thereof from affiliated companies	(1.4)	(1.4)

24. INCOME TAX EXPENSE

in m€	2005	2004
Current income taxes	76.3	50.0
Thereof aperiodic	0.4	(1.7)
Deferred income taxes	1.9	1.4
Total	**78.2**	**51.4**

Income tax of 78.2 m€ for 2005 (previous year: 51.4 m€) is 6.6 m€ (previous year: 3.5 m€) higher (previous year: lower) than the expected income tax of 71.6 m€ (previous year: 54.9 m€), which was calculated using a tax rate of 25% (previous year: 34%) on earnings before tax of 286.4 m€ (previous year: 161.5 m€).

The reconciliation from expected to actual income tax expense is as follows:

in m€	2005	2004
Earnings before tax	286.4	161.5
Of which 25% (previous year: 34%) = expected income tax expense	71.6	54.9
Effect of foreign tax rates	15.2	(3.4)
Other items	(9.0)	1.6
Income tax expense for the period	**77.8**	**53.1**
Aperiodic income tax	0.4	(1.7)
Reported income tax expense	**78.2**	**51.4**

E. OTHER NOTES

25. CASH FLOW STATEMENT

The statement of cash flows is presented according to the indirect method. Cash and cash equivalents include only cash on hand, bank accounts and marketable securities. Interest income and expense is allocated to operations; net cash outflow for interest payments in 2005 amounted to 10.8 m€ (previous year: 18.2 m€). Actual tax payments for 2005 equalled 57.3 m€ (previous year: 37.9 m€). Dividend payments are shown under cash flow from financing activities.

26. SEGMENT REPORTING

The BÖHLER-UDDEHOLM Group is active in the areas of High Performance Metals – which essentially covers tool steel and high-speed steel – as well as Precision Strip, Welding Consumables and Special Forgings. BÖHLER-UDDEHOLM products are sold through the Group's international sales and distribution network, which is directly linked to each individual division.

The divisional classification into High Performance Metals, Precision Strip, Welding Consumables and Special Forgings also applies to internal reporting and responsibilities, and forms the basis for primary segment reporting. Secondary segment reporting is classified by geographical region.

Transfer prices between segments are based on comparable market conditions. Data on the individual segments is presented on pages 70 and 71.

27. FINANCIAL INSTRUMENTS

Financial instruments are contract-based transactions, which contain a claim to payment. Under IAS 32 they include, on the one hand, primary financial instruments such as accounts receivable and payable or financial receivables and payables. On the other hand, financial instruments also include derivative instruments that are used solely as a hedge against changes in interest rates and foreign exchange rates as well as raw material and energy prices.

PRIMARY FINANCIAL INSTRUMENTS

The volume of primary financial instruments is shown on the balance sheet.

CREDIT RISK

Asset balances shown on the balance sheet represent the maximum credit and default risk, since there are no general settlement agreements. The risk associated with receivables can be considered low because the customer structure (over 100,000 customers) enables strong diversification. However, the Precision Strip and Special Forgings Divisions, which together generate about 15% of Group sales, manufacture certain products that focus on few key customers.

The risk of default on other primary and derivative financial instruments recorded under assets is also considered low because all contract partners are financial institutions of highest ranking.

MARKET VALUES

The following methods and assumptions were used to determine the market values for financial instruments:

The market value for cash and cash equivalents and short-term deposits, short-term receivables and liabilities basically corresponds to book value based on daily or short-term maturity.

Approximately 99% of non-current securities are combined in a fund, which had a market value of 717.00 € per share as of the balance sheet date (previous year: 663.31 €).

INTEREST RATE RISK

Risk associated with interest rate changes exists primarily for receivables and liabilities with a term of more than one year. Such longer terms are not of material importance in the operational sector, but play a role in financial investments and financial liabilities. 79.3% (previous year: 83.5%) of liabilities to banks are on a variable interest base, with an average interest rate of 3.14% (previous year: 3.00%). The remaining 20.7% (previous year: 16.5%) of liabilities to banks are on a fixed-interest base, with an average interest rate of 3.56% (previous year: 3.74%). In cases where protection against interest rate fluctuations is not waived or ensured by fixed-interest agreements, derivative instruments are used to hedge this risk.

The risk of interest rate changes associated with assets relates only to non-current securities. Since these securities are held mainly through investment funds and can be sold at any time, the interest rate risk can be considered immaterial.

EXCHANGE RATE RISK

Exchange rate risk is related in particular to receivables or liabilities denominated in a currency other than the local currency of the company.

According to Group directives, production companies invoice mainly in the local currency of the sales and distribution companies. Hedging arises initially on the basis of naturally closed positions in which, for example, one or more equivalent liabilities are offset against trade accounts receivable in the same currency. A further hedging possibility results from the use of derivative financial instruments. Foreign exchange risk associated with operations is hedged at a minimum rate of 50%.

Foreign exchange risk on assets is primarily associated with trade receivables denominated in USD with a share of 19.53% (19.71%), GBP at 5.35% (6.71%) and SEK at 4.43% (4.66%). In the case of trade payables, 5.35% (6.67%) of foreign exchange risks originate from the USD, 3.21% (4.83%) from the GBP and 12.09% (16.32%) from the SEK.

Deposits are made almost exclusively in the currency of the investing group company, and therefore carry no foreign exchange risk. In the case of liabilities to banks, there is an unhedged risk of 0.5% (previous year: 0.9%) in USD.

Where intercompany loans are subject to a foreign exchange risk, this is fully covered by derivative financial instruments.

COMMODITY AND ELECTRICITY PRICE RISKS

Fluctuations in the prices for certain raw materials can be partly passed on to the customer through an alloy surcharge. For those cases where a surcharge can not be applied, the underlying risk is hedged by commodity-based contracts as traded on the London Metal Exchange (LME). These contracts may not have a maturity of more than twelve months.

In 2004, the risk associated with electricity prices was hedged for the first time. The instruments used for this purpose are tied to the European Energy Exchange (EEX). The remaining term of the hedges is twelve months.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used solely as a hedge against interest rate, commodity and electricity price, and foreign exchange risks from operations and corresponding balance sheet items, and as a hedge for budgeted sales and other cash flows. Derivative financial transactions are subject to continuous risk checks and are conducted under a strict division of functions into trading, settlement, documentation and control.

Hedging instruments are primarily comprised of foreign exchange futures and options trades, interest swaps and interest options as well as futures and options for commodity transactions.

Nominal values are derived from the total of all put and call amounts of derivative financial transactions. Market values reflect the difference between the nominal and fair values at which the financial transactions were traded on the balance sheet date, and exclude any contradictory change in value from the underlying transaction. Outstanding future transactions are valued at the appropriate future prices, options at identical parameter premiums traded on the options market. The classification as of the balance sheet date was as follows:

Gross value	Nominal value		Market value	
in m€	31/12/2005	31/12/2004	31/12/2005	31/12/2004
FX instruments				
FX future transactions	158.1	99.0	(1.5)	0.8
Cross currency swaps	161.0	154.8	0.8	(19.8)
FX options	78.0	50.4	(0.7)	4.0
	397.1	**304.2**	**(1.4)**	**(15.0)**
Commodity-based contracts				
Nickel	9.4	5.3	0.6	1.7
Copper	0.0	0.4	0.0	0.1
Electricity	1.1	1.1	0.5	(0.1)
	10.5	**6.8**	**1.1**	**1.7**
Interest rate options	**429.5**	**606.6**	**(0.7)**	**(0.9)**
Total	**837.1**	**917.6**	**(1.0)**	**(14.2)**

The maturity of foreign exchange instruments is normally less than one year. As of 31 December 2005, all foreign exchange instruments had a maturity of less than one year.

All commodity-based contracts – with the exception of electricity – also have a maturity of less than one year.

Nominal values of 30.0 m€ (previous year: 204.5 m€) represent the remaining term of interest rate derivatives; 254.5 m€ (previous year: 137.5 m€) have a maturity of more than one year but less than five years. 145.0 m€ (previous year: 264.6 m€) show a maturity of more than five years.

The structure of derivative financial instruments is as follows:

Banks with Moody's Rating	Nominal value		Nominal value	
in m€	31/12/2005	in %	31/12/2004	in %
Aaa	296.5	35.4	261.7	28.5
Aa	419.9	50.2	348.0	37.9
A	120.7	14.4	307.9	33.6
Baa	0.0	0.0	0.0	0.0
Unrated	0.0	0.0	0.0	0.0
Total	**837.1**	**100.0**	**917.6**	**100.0**

28. EVENTS AFTER THE BALANCE SHEET DATE

The consolidated financial statements reflect all known events occurring after the balance sheet date that are important for valuation as of the balance sheet date, such as outstanding legal cases or damage compensation claims and other obligations or threatening losses, which must be included in the accounts or disclosed in accordance with IAS 10 (Events after the Balance Sheet Date).

29. BUSINESS TRANSACTIONS WITH RELATED PARTIES

Consulting services are provided by Eckert & Fries Rechtsanwälte Gesellschaft m.b.H., Baden, at normal market prices. During the reporting year, expenses of 340 k€ were incurred for legal advising in connection with the acquisition of Edelstahlwerke Buderus AG and Avesta Welding AB.

30. OTHER OBLIGATIONS AND RISKS

There are no other obligations and risks, which were not reflected in the consolidated financial statements or listed in the notes.

31. DECLARATION OF EXEMPTION

These consolidated financial statements represent an exemption for EschmannStahl GmbH & Co. KG, Gummersbach, Böhler Thyssen Schweisstechnik GmbH, Düsseldorf, Böhler AG, Meerbusch and Edelstahlwerke Buderus AG, Wetzlar, according to Par. 264 b of the German Commercial Code.

32. DETAILS OF COMPANY BODIES AND PERSONNEL

Total personnel expenses are classified as follows:

in m€	2005	2004
Wages	207.9	175.9
Salaries	225.1	196.2
Cost of severance payments	6.8	3.8
Cost of provisions for pensions	10.0	13.2
Costs of statutory benefits and payroll-based contributions	109.5	96.6
Other employee benefits	11.1	8.7
Total	**570.4**	**494.4**

Gross remunerations to members of the Management Board of BÖHLER-UDDEHOLM AG totalled 3,006.5 k€ for the reporting year (previous year: 2,265.0 k€). The fixed and variable components of these remunerations for the individual members of the board are as follows:

Remuneration	Fixed		Variable		Total	
in k€	2005	2004	2005	2004	2005	2004
Claus J. Raidl	370.0	335.8	526.6	328.7	896.6	664.5
Knut Consemüller	300.0	269.6	389.7	263.9	689.7	533.5
Horst Königslehner	300.0	269.6	430.5	263.9	730.5	533.5
Heimo Stix	300.0	269.6	389.7	263.9	689.7	533.5
Total	**1,270.0**	**1,144.6**	**1,736.5**	**1,120.4**	**3,006.5**	**2,265.0**

Expenses for severance payments and pensions in 2005 are structured as follows:

	Severance payments		Pensions	
in m€	2005	2004	2005	2004
Members of the Board, management and management staff	0.4	0.6	4.8	2.4
Other employees	6.4	3.2	5.2	10.8
Total	**6.8**	**3.8**	**10.0**	**13.2**

Average number of employees:

	2005	2004
Wage staff	7,644	6,617
Salaried staff	5,252	4,802
Apprentices	321	292
Total	**13,217**	**11,711**

33. EARNINGS PER SHARE

Earnings per share are calculated according to IAS 33 (Earnings per Share) by dividing net income after minority interests by the number of shares outstanding.

Treasury stock that was acquired as part of the stock repurchase program and reclassified with the authorization of the Supervisory Board in accordance with § 65 Par. 1 No. 8 of the Austrian Stock Corporation Act totalled 451,900 (previous year: 456,900) zero par value shares. This represented 4.10% or 3,285.3 k€ (previous year: 4.15% or 3,321.7 k€) of share capital with a purchase value of 28,541.6 k€. These 451,900 remaining shares were sold during the capital increase. The average number of shares outstanding during the 2005 financial year, which were used as the basis to calculate diluted earnings per share, equalled 12,020,833 (previous year: 11,000,000) zero par value shares. The average number of shares outstanding during the 2005 financial year, which were used as the basis to basic earnings per share, equalled 11,831,292 (previous year: 10,458,433) zero par value shares.

The average number of shares outstanding was calculated as follows:

Month	Repurchase volume	Capital increase	Shares outstanding	Weighted average
Up to December 2004	456,900	0	10,543,100	
January 2005	0	0	10,543,100	
February 2005	0	0	10,543,100	
March 2005	(5,000)	0	10,548,100	2,635,775
April 2005	0	0	10,548,100	
May 2005	0	0	10,548,100	1,758,017
June 2005	(451,900)	1,750,000	12,750,000	

Month	Repurchase volume	Capital increase	Shares outstanding	Weighted average
July 2005	0	0	12,750,000	
August 2005	0	0	12,750,000	
September 2005	0	0	12,750,000	
October 2005	0	0	12,750,000	
November 2005	0	0	12,750,000	
December 2005	0	0	12,750,000	7,437,500
Average for 2005				**11,831,292**

The EPS calculation is as follows:

		2005	2004
Net income after minority interests	m€	206.2	108.6
Average number of shares outstanding – basic	Unit	11,831,292	10,531,766
Basic earnings per share	€/Unit	17.43	10.32
Average number of shares outstanding – diluted	Unit	12,020,833	11,000,000
Diluted earnings per share	€/Unit	17.16	9.87

34. PROPOSAL FOR THE USE OF PROFITS

In accordance with the provisions of the Austrian Stock Corporation Act, the financial statements of BÖHLER-UDDEHOLM AG as of 31 December 2005 form the basis for the dividend payment. These financial statements show a balance sheet profit of 95,876,907.77 €. The Management Board will therefore recommend a dividend of 7.50 € per share.

Vienna, 21 February 2006

The Management Board

Claus J. Raidl m.p.
Knut Consemüller m.p.
Horst Königslehner m.p.
Heimo Stix m.p.

Abbr.	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
BBG	BÖHLER Bleche GmbH, Mürzzuschlag	100.000			KVI
BEG	BÖHLER Edelstahl GmbH., Kapfenberg	100.000			KVI
BIG	BÖHLER INTERNATIONAL GmbH, Vienna	100.000			KVI
BSTGK	BÖHLER Schmiedetechnik GmbH, Kapfenberg	100.000			KVI
BSTG	BÖHLER Schmiedetechnik GmbH & Co KG, Kapfenberg	100.000	0.001	BSTGK	KVI
BSGA	BÖHLER Schweißtechnik Austria GmbH, Kapfenberg	100.000	100.000	BTSD	KVI
BWBG	BÖHLER Wärmebehandlung GmbH, Vienna	51.000			KVI
BYG	BÖHLER YBBSTALWERKE GmbH, Böhlerwerk	100.000			KVI
BVG	BÖHLERSTAHL Vertriebsges.m.b.H., Vienna	100.000			KVI
BYBG	BÖHLER-UDDEHOLM Precision Strip GmbH, Vienna	100.000			KVI
BYB	BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG, Böhlerwerk	100.000			KVI
BYP	BÖHLER-YBBSTAL Profil GmbH, Bruckbach	100.000			KVI
HIH	Handelsgesellschaft für Industrie- und Hüttenprodukte mbH, Vienna	100.000		BEG	KVI
ISGA	Intesy Business & IT Solutions GmbH, Vienna	100.000			KVI
MM	Martin Miller GmbH, Vienna	100.000	100.000	BYB	KVI
ABK	Aceros Boehler de Colombia S.A., Bogota	100.000	9.232	BYG	KVA
			0.189	BEG	
			0.189	BBG	
AECU	ACEROS BOEHLER DEL ECUADOR S.A. – BOEHLER, Quito	100.000			KVA
ABP	ACEROS BOEHLER DEL PERU S.A., Lima	97.500	2.500	BEG	KVA
			2.500	HIH	
ABA	ACEROS BOEHLER S.A., Buenos Aires	100.000	4.500	HIH	KVA
BUME	Aceros Bohler Uddeholm, S.A. de C.V., Estado de Mexico	100.000	99.99997	UAB	KVA
			0.00003	U-FINAN	
APB	ACOS BOHLER-UDDEHOLM DO BRASIL LTDA., Sao Bernardo do Campo	100.000	0.00003	GBW	KVA
U-FINAN	Aktiebolaget Finansa[2], 80 Stockholm kommun	100.000	100.000	UTOOL	KVA
U-AGENT	Aktiebolaget Uddeholmsagenturen, 80 Göteborg kommun	100.000	100.000	UTOOL	KVA
ASS.HT.S	ASSAB Heat Treatment Services Pte. Ltd., Singapore	85.500	85.500	ASG	KVA
ASINT	ASSAB International Aktiebolag, Stockholm	100.000	100.000	UAB	KVA
AML	ASSAB MING LEE STEELS (GUANGZHOU) INDUSTRY CO., LTD., Guangzhou	100.000	100.000	AHK	KVA
ASPAC	ASSAB Pacific Pte. Ltd., Singapore	100.000	100.000	UAB	KVA
ASSRI	ASSAB SRIPAD Steels Private Ltd., Madras	70.000	70.000	ASINT	KVA
ASG	ASSAB Steels Singapore (Pte.) Ltd., Singapore	90.000	90.000	ASPAC	KVA
ACH	ASSAB Steels (China) Ltd., Hong Kong	100.000	100.000	AHK	KVA
AHK	ASSAB Steels (HK) Ltd., Hong Kong	100.000	100.000	ASPAC	KVA
AKR	ASSAB Steels (Korea) Co. Ltd., Seoul	85.000	85.000	ASPAC	KVA
AMY	ASSAB Steels (Malaysia) Sdn Bhd, Batu Caves	95.000	95.000	ASPAC	KVA
ATW	ASSAB Steels (Taiwan) Ltd., Taipei	82.500	82.500	ASPAC	KVA
ATH	ASSAB Steels (Thailand) Ltd., Samutprakarn	95.000	69.000	ASPAC	KVA
			26.000	SCAN	
ATM	ASSAB Technology (Malaysia) Sdn Bhd, Batu Caves Selangor	95.000	95.000	AMY	KVA
ANB	ASSAB Tooling Technology (Ningbo) Co., Ltd, Ningbo	100.000	100.000	ASPAC	KVA
ASH	ASSAB Tooling Technology (Shanghai) Co., Limited, Shanghai	100.000	100.000	ASPAC	KVA
ABJ	ASSAB Tooling (Bejing) Co., Ltd., Bejing	100.000	100.000	ASPAC	KVA

Abbr.	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
ACQ	ASSAB Tooling Technology (Chongqing) Co Ltd, Chongqing	100.000	100.000	ASPAC	KVA
ADG	Assab Tooling (Dongguan) Co Ltd, Changan	100.000	100.000	ASPAC	KVA
AXM	ASSAB Tooling (Xiamen) Co., Limited, Xiamen	100.000	100.000	ASPAC	KVA
ASTUR	ASSAB-KORKMAZ CELIK TICARET VE SANAYI ANONIM SIRKETI, Istanbul	69.964	69.891	ASINT	KVA
			0.036	BIM	
			0.036	BGKG	
			0.036	HIH	
U-FOCUS	Associated Swedish Steels Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
APH	Associated Swedish Steels Phils., Inc., Pasing City	84.967	84.967	ASPAC	KVA
AVSE	Avesta Welding AB, Avesta	100.000	100.000	BSGA	KVA
AVUS	Avesta Welding LLC, Wilmington	100.000	100.000	BTWUS	KVA
BAG	Böhler AG, Meerbusch	100.000			KVA
BBMG	BÖHLER BLECHE MULTILAYER GmbH, Remscheid	100.000	100.000	BBG	KVA
BBV	BÖHLER B.V., Amsterdam	100.000			KVA
BRO	BÖHLER ROMANIA S.R.L., Bucharest	100.000	99.000	BIG	KVA
			1.000	HIH	
BZ	Böhler Grundstücks Beteiligungs GmbH, Meerbusch	100.000	100.000	BAG	KVA
BGKG	Böhler Grundstücks GmbH + Co KG, Meerbusch	100.000	100.000	BZ	KVA
BOK	Böhler Kereskedelmi KFT., Dunaharaszti	100.000			KVA
BSG	Böhler Schweißtechnik GmbH, Meerbusch	100.000	100.000	BAG	KVA
BSB	BÖHLER S.A.-N.V., Lokeren	100.000			KVA
BTSI	Böhler Thyssen Saldatura S.p.A., Milan	100.000	100.000	BTSD	KVA
BTSCH	Böhler Thyssen Schweißtechnik AG, Wallisellen	100.000	100.000	BTSD	KVA
TSGD	Böhler Thyssen Schweißtechnik Deutschland GmbH, Düsseldorf	100.000	100.000	BTSD	KVA
BTSD	Böhler Thyssen Schweißtechnik GmbH, Düsseldorf	100.000	5.500	BUHT	KVA
BTSMX	Böhler Thyssen Soldaduras, S.A. de C.V., Tlalnepantla	100.000	100.000	BTSD	KVA
BTSN	Böhler Thyssen Sveiseteknikk A.S., Oslo	100.000	100.000	BTSD	KVA
BTSBR	Boehler Thyssen Técnica de Soldagem Ltda., Sao Paulo	100.000	100.000	BTSD	KVA
BTWGR	Böhler Thyssen Welding S.A., Athens	100.000	100.000	BTSD	KVA
BSTCN	Boehler Thyssen (Shanghai) Trading Co Ltd., Shanghai	100.000	100.000	BTSD	KVA
BOP	Böhler Uddeholm CZ s.r.o., Prague	100.000			KVA
BVW	Böhler Verwaltungs GmbH, Meerbusch	100.000	100.000	BAG	KVA
BUB	Böhler-Uddeholm Bearbeitungs GmbH, Meerbusch	100.000	100.000	BUD	KVA
BUAM	Böhler-Uddeholm Corporation, Rolling Meadows	100.000	100.000	UAB	KVA
BED	Böhler-Uddeholm Deutschland GmbH, Meerbusch	100.000	100.000	BUD	KVA
BUF	BÖHLER-UDDEHOLM France S.A.S., Mitry Mory	100.000			KVA
BUHT	BÖHLER-UDDEHOLM HÄRTEREITECHNIK GMBH, Meerbusch	100.000			KVA
BUD	Böhler-Uddeholm Holding GmbH, Meerbusch	100.000	100.000	BAG	KVA
BUE	Böhler-Uddeholm Iberica S.A., Barcelona	100.000			KVA
BUI	Böhler-Uddeholm Italia SpA, Milan	99.250	0.750	HIH	KVA
BUCA	Böhler-Uddeholm Ltd., Mississauga	100.000	100.000	UAB	KVA
USSAB	BÖHLER-UDDEHOLM Precision Strip Aktiebolag, 62 Munkfors kommun	100.000	100.000	UAB	KVA
BSLK	Böhler-Uddeholm SLOVAKIA, s.r.o., Martin	100.000			KVA
BUSMI	Böhler-Uddeholm Specialty Metals, Inc., Rolling Meadows	100.000	100.000	BUAM	KVA
BUSNA	Böhler-Uddeholm Strip Steel, LLC, Brunswick	100.000	100.000	BUAM	KVA
BUNL	Bohler Thyssen Lastechniek B.V., Veenendaal	100.000	100.000	BTHNL	KVA
BTSF	Bohler Thyssen Soudage S.A.S., Maurepas	100.000	100.000	BSGA	KVA

Abbr.	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
BTWCA	Bohler Thyssen Welding Canada Ltd., Toronto	100.000	100.000	BTSD	KVA
BTWUS	Bohler Thyssen Welding USA Inc., New York	100.000	100.000	BTSD	KVA
BUUKW	Bohler Thyssen Welding (UK) Limited, Oldbury	100.000	100.000	BTSD	KVA
BUSA	BOHLER UDDEHOLM AFRICA (PTY) LTD, Sandown	100.000			KVA
BSS	Bohler Uddeholm (Australia) Pty. Ltd., Sydney	100.000			KVA
BUUK	BOHLER-UDDEHOLM HOLDINGS (UK) LIMITED, Oldbury	100.000			KVA
BUSERV	Bohler-Uddeholm Services, LLC, Rolling Meadows	100.000	100.000	BUAM	KVA
BUUKB	BOHLER-UDDEHOLM (UK) LIMITED, Oldbury	100.000	100.000	BUUK	KVA
BTFI	BTF S.p.A., Citadella	51.000	51.000	BTSD	KVA
EBWS	Buderus Edelstahl Band GmbH, Wetzlar	100.000			KVA
EBWF	Buderus Edelstahl Schmiedetechnik GmbH, Wetzlar	100.000			KVA
DAN	Dan Spray A/S, Taastrup	50.000	50.000	UTOOL	KVA
DEN	Densam Industrial Co Ltd., Taipei	91.425	51.000	ASPAC	KVA
			40.425	ATW	
DEVILLE	Deville Rectification Buderus S.A.S., Pont-Salomon	100.000	100.000	EBW	KVA
DIN	DIN ACCIAI S.p.A., Senago	99.250	99.207	BUI	KVA
EBW	EDELSTAHLWERKE BUDERUS AKTIENGESELLSCHAFT, Wetzlar	100.000			KVA
ENPAR	ENPAR Sonderwerkstoffe GmbH, Gummersbach	80.000	80.000	BAG	KVA
EMPOL	Eschmann Stal Sp. z o.o., Lomianki	100.000	100.000	ESCH	KVA
EMTEX	Eschmann Textura Internacional LDA, Pataias	100.000	99.000	EMAETZ	KVA
			1.000	ESCH	
EMAETZ	Eschmann Textures International GmbH, Gummersbach	100.000	100.000	ESCH	KVA
EVV	Eschmann Vermögensverwaltungs GmbH, Gummersbach	100.000			KVA
ESCH	EschmannStahl GmbH & Co. KG, Gummersbach	100.000	51.000	BUD	KVA
			49.000	EVV	
EMSP	Eschmann-Stahl Portugal Lda., Martinganca-Gare	98.300	17.500	EMAETZ	KVA
			80.800	ESCH	
FLOTEK	Flotek International Ltd., Glossop	52.010	52.010	ESCH	KVA
FEGD	Fontargen GmbH, Eisenberg	100.000	100.000	BTSD	KVA
GBW	Gebrüder Böhler & Co. AG, Wallisellen	99.833			KVA
GMV	GMV Eschmann International SAS, Viry	100.000	100.000	ESCH	KVA
GREM	Grabados Eschmann International S.L., Hospitalet DE LLob., Barcelona	100.000	100.000	ESCH	KVA
GRAV	Gravutex Eschmann Intern. Ltd., Glossop	75.500	75.500	ESCH	KVA
U.HAG.TC	Hagfors Tooling Center Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
HHBB	Hilarius Haarlem Holland Beheer BV, Haarlem	100.000	100.000	BTHNL	KVA
HHBV	Hilarius Haarlem Holland BV, Haarlem	100.000	100.000	HHBB	KVA
BTHNL	Hilarius Holding B.V., Haarlem	100.000	100.000	BTSD	KVA
IS4N	Integrated Systems 4 e-Business AB, Hagfors	100.000	100.000	ISGA	KVA
BPOL	Inter Stal Centrum Spólka z ograniczona odpowiedzialnoscia, Warsaw	100.000			KVA
IS4D	Intesy Business & IT Solutions GmbH, Meerbusch	100.000	100.000	ISGA	KVA
ISGNA	Intesy BUSINESS & IT SOLUTIONS INC., Rolling Meadows	100.000	100.000	BUAM	KVA
IS4SING	Intesy Business & IT Solutions Pte. Ltd., Singapore	100.000	100.000	ISGA	KVA
IS4AUS	Intesy Business & IT Solutions Pty Ltd, Guildford	100.000	100.000	ISGA	KVA
ISGD	IS Intersteel Stahlhandel GmbH, Meerbusch	100.000	100.000	BAG	KVA
JING	Jing Ying Industrial Co. Ltd., Taiwan	91.425	91.425	DEN	KVA
KSGD	Kestra Schweißtechnik GmbH, Neuss	100.000	100.000	BTSD	KVA

Abbr.	Company, location	Total as %	Indirect as %	Through	Consoli-dation[1]
U-Mould.	Mouldmec Aktiebolag[2], 80 Malmö kommun	100.000	100.000	UTOOL	KVA
UNORDM	Nordmark-Klarälvens Järnvägsaktiebolag, 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
UBFI	Oy Uddeholm Ab, Helsinki	100.000	100.000	UTOOL	KVA
AVID	Perseroan Terbatas PT Avesta Welding, Bekasi	100.000	95.000	AVSE	KVA
			5.000	BSGA	
AID	PT. Assab Steels Indonesia, Jakarta	100.000	100.000	ASPAC	KVA
SACMA	Sacma Acciai Speciali S.p.A., Torino	100.000	99.960	BUI	KVA
SCAN	Scansteel Ltd., Samutprakarn	100.000	100.000	ASPAC	KVA
BUUKS	Schoeller-Bleckmann (UK) Ltd, Oldbury	100.000	100.000	BUUKB	KVA
SBTE	Soldadura Böhler Thyssen Espana S.A., Rubi Barcelona	100.000	100.000	BTSD	KVA
SKAYB	Soudokay S.A., Seneffe	100.000	100.000	BTSD	KVA
SMB	Soudometal S.A., Seneffe	100.000	100.000	BTSD	KVA
UBDK	Uddeholm A/S, Kolding	100.000	100.000	UTOOL	KVA
UBNO	Uddeholm A/S, Oslo	100.000	100.000	UTOOL	KVA
UBNL	Uddeholm B.V., Amsterdam	100.000	100.000	UTOOL	KVA
TTM-SC	Uddeholm International Aktiebolag[2], 85 Säffle kommun	100.000	100.000	UTOOL	KVA
AJP	Uddeholm K.K., Tokyo	100.000	100.000	ASPAC	KVA
UFM	Uddeholm Machining Aktiebolag, 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
U-PROTEC	Uddeholm Strip Steel Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
ASARG	UDDEHOLM S.A., Buenos Aires	100.000	0.002	HIH	KVA
UTECH	Uddeholm Technology Aktiebolag, 83 Hagfors kommun	90.033	90.033	UTOOL	KVA
UTOOL	Uddeholm Tooling Aktiebolag, Hagfors	100.000	100.000	UAB	KVA
URUS	Uddeholm Tooling C.I.S., St. Petersburgh	70.000	70.000	UTOOL	KVA
UBSE	Uddeholm Tooling Svenska Aktiebolag, 81 Mölndal kommun	100.000	100.000	UTOOL	KVA
U-Tr.AB	Uddeholm Trading Aktiebolag, 80 Stockholm kommun	100.000	100.000	UTOOL	KVA
UAB	Uddeholms Aktiebolag, 83 Hagfors kommun	100.000			KVA
U-FORSKN	Uddeholms Forsknings Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
UTPD	UTP Schweißmaterial GmbH, Bad Krozingen	100.000	100.000	BTSD	KVA
VIK	Viking Tools (M) Sdn Bhd[2], Batu Caves	95.000	95.000	AMY	KVA
VMNL	Villares Metals International B.V., Dordrecht	100.000	100.000	VM	KVA
VMSF	Villares Metals Suomi Oy, Helsinki	100.000	100.000	VMNL	KVA
VM	Villares Metals S.A., Sumaré	100.000			KVA
GBTTR	GBT GEDIK BÖHLER THYSSEN KAYNAK SANAYI VE TICARET ANONIM SIRKETI, Istanbul	50.000	50.000	BTSD	KQA
BIM	BÖHLER-UDDEHOLM Immobilien GmbH, Vienna	100.000			KEV
ABB	ACEROS BOEHLER BOLIVIA S.A., Santa Cruz de la Sierra	100.000	98.000	ABP	KOV
			1.000	HIH	
BTWCN	Böhler Thyssen Welding Technology (Suzhou) Co. Ltd., Suzhou	100.000	100.000	BTSD	KOV
BUWB	BÖHLER-UDDEHOLM WÄRMEBEHANDLUNG GMBH, Meerbusch	100.000	100.000	BED	KOV
BURUS	BÖHLER-UDDEHOLM LLC, Nizhniy Novgorod	100.000			KOV
BUCRO	BÖHLER-UDDEHOLM ZAGREB d.o.o., Zagreb	85.036	85.036	BIG	KOV
BASIA	Bohlasia Steels Sdn. Bhd., Selangor	53.300	53.300	BIG	KOV
UD-PENS	BOHLER-UDDEHOLM (UK) Pens. Trust. Ltd., Oldbury	100.000	100.000	BUUK	KOV
DEGE	DEGECANDOR Grundstücksverwaltungsgesellschaft mbH & Co. Immobilien-Vermietungs KG, Eschborn	95.000	95.000	BAG	KOV
EBWNL	Edelstahlwerke Buderus Nederland B.V., Rotterdam	100.000	100.000	EBW	KOV
ESCH-Bet	Eschmann Beteiligungsgesellschaft mbH, Gummersbach	100.000	51.000	BUD	KOV
			49.000	EVV	

Abbr.	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
SEND	Grundstücks-Verwaltungsgesellschaft Gewerbehof Sendling mbH & Co. KG, Grünwald	62.916	58.124	BAG	KOV
			4.792	BSG	
HOTELBOE	HOTEL BÖHLERSTERN Gesellschaft m.b.H., Kapfenberg	100.000	99.000	BEG	KOV
			1.000	BSTG	
ISTPH	Inter Stal Centrum Property Holding Sp. z o.o., Lomianki	100.000	100.000	BPOL	KOV
ISTP	Inter Stal Centrum Property Sp. z o.o., Warsaw	100.000	100.000	ISTPH	KOV
IS4BR	Intesy Tecnologia da Informacao Ltda., Sumaré	100.000	0.020	APB	KOV
			99.980	ISGA	
MMB	Martin Miller Blansko Spol. s.r.o. (IN LIQUIDATION), Blansko	100.000	100.000	MM	KOV
MMUS	Martin Miller North America, Inc.[2], Smyrna	100.000	100.000	MM	KOV
UEST	Osaühing Uddeholm Tooling Eesti, Tallinn	100.000	100.000	UTOOL	KOV
ULAT	Uddeholm Tooling Latvia, Riga	100.000	100.000	UTOOL	KOV
APK	APK-Pensionskasse AG, Vienna	6.101	0.264	BYB	KOS
			1.730	BEG	
			0.481	BBG	
			0.260	BSTG	
			0.257	BYG	
			0.125	BYP	
			0.086	BSGA	
			0.073	BVG	
			0.016	BIG	
AQM	AQM S.r.l., Provaglio d'Iseo	0.0467	0.0467	BUI	KOS
ÖFZS	Austrian Research Centers GmbH – ARC, Vienna	0.926			KOS
KSGP	Bohler Thyssen Welding Pte. Ltd., Singapore	50.000	50.000	BTSD	KOS
DOGA	DOGA S.A., Maurepas	4.425	4.425	UTPD	KOS
GAZ	GAZ Gesellschaft für Akkreditierung und Zertifizierung mbH, Düsseldorf	3.333			KOS
IMPORTK	Importkohle GmbH, Vienna	1.000	1.000	BEG	KOS
BIRGI	Industriegleiskonsortium Birgi, Wallisellen	24.958	24.958	GBW	KOS
IVM	IVM Industrieversicherungsmakler GmbH, Linz	50.000			KOS
MMPL	Martin Miller Polska, Lodz	35.000	35.000	MM	KOS
U-MUNK.V	Munkfors Värmeverk Aktiebolag, Munkfors	40.000	40.000	USSAB	KOS
MMEU	SA Euracier, Saint Brice Sous Foret	20.000	20.000	MM	KOS
UTPCH	UTP-Schweißmaterial AG[2], Basel	100.000	100.000	BTSD	KOS
VARH	Voest-Alpine Rohstoffhandel Gesellschaft mbH, Vienna	9.280	9.280		KOS
WIBAG	Wiener Börse AG, Vienna	4.8280			KOS

1) KVI, KVA — Fully consolidated at home and abroad
KEIV, KEAV — Equity consolidated at home and abroad, associated company
KEIS, KEAS — Equity consolidated at home and abroad, other holding
KOV — Non-consolidated associated company
KOS — Non-consolidated other holding
KQA, KQI — Pro rata consolidated at home and abroad

2) dormant

"We have audited the consolidated financial statements of BÖHLER-UDDEHOLM Aktiengesellschaft, Vienna, for the financial year from 1 January to 31 December 2005. The Company's Executive Board is responsible for the preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and as adopted by the European Union as well as for the preparation of the consolidated management report in accordance with Austrian regulations. Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to state whether the management report for the Group is in accordance with the consolidated financial statements.

We conducted our audit in accordance with the Austrian Standards on Auditing and with the International Standards on Auditing (ISA) issued by the International Federation of Accountants (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements and whether the consolidated management report is in compliance with the consolidated financial statements. For the determination of the auditor's procedures, the understanding of the entity and its environment and the assessing of risks are considered.

An audit involves procedures to obtain evidence about amounts and other disclosures in the consolidated financial statements on a sample basis. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not lead to any reservations. In our opinion, which is based on the results of our audit, the consolidated financial statements are in compliance with the statutory requirements and provides a true and fair view of the financial position of the group and of the results of its operations and its cash flows for the financial year from 1 January to 31 December 2005 in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union. The consolidated management report corresponds to the consolidated financial statements."

Vienna, 21 February 2006

BDO Auxilia Treuhand GmbH
WIRTSCHAFTSPRÜFUNGS- UND STEUERBERATUNGSGESELLSCHAFT

Karl Bruckner m.p.
Johann Seidl m.p.
AUSTRIAN CHARTERED ACCOUNTANT
AND TAX CONSULTANT

The publication (with the exception of legally required announcements) or distribution of these consolidated financial statements in any form other than the certified version (e.g. summary or translation into another language) may not include our audit opinion or make reference to our audit without our express permission.

OWNER AND PUBLISHER
BÖHLER-UDDEHOLM AG
Modecenterstrasse 14/A/3
1030 Vienna, Austria

FOR INFORMATION CONTACT
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications
Randolf Fochler
Phone (+43-1) 798 6901-22707
Fax (+43-1) 798 6901-22713
randolf.fochler@bohler-uddeholm.com
www.bohler-uddeholm.com

CONCEPT, PRODUCTION
SCHOLDAN & COMP. Aktiengesellschaft
Seilergasse 16
1015 Vienna, Austria

ARTWORK
Janna Kozeschnik-Thür

PHOTOS
Claudio Alessandri

LAYOUT
Kreativstudio Marchesani

THE ENGLISH TRANSLATION OF THE BÖHLER-UDDEHOLM ANNUAL REPORT IS FOR CONVENIENCE.
ONLY THE GERMAN TEXT IS BINDING.

This Annual Report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believes", "intends", "anticipates", "expects", "predicts", "plans", "estimates", "aims", "continues", "targets" and similar expressions. Statements that describe our future plans, objectives, strategies, financial results, financial position, operational expectations or goals are forward-looking statements. The actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, risks and uncertainties, many of which are beyond our control. Accordingly, BÖHLER-UDDEHOLM cautions that actual results or outcomes could differ materially from those expressed in any forward-looking statement.


www.bohler-uddeholm.com